

ES THE WORLD™



SUPER GIANT OTR TIRE
SECOND GENERATION - 13 feet tall

GOODYEAR FARM TIRE
MADE BY TITAN - 7 feet tall

2010 ANNUAL REPORT

AND FORM 10-K

TITAN INTERNATIONAL, INC.

CONTENTS


SINCE 1898
GOODYEAR
FARM TIRES

MADE BY TITAN

SELECTED FINANCIAL DATA, FIVE YEAR SUMMARY

(Amounts in thousands, except per share data)

	2010	2009	2008	2007	2006
Net sales	$ 881,591	$ 727,599	$ 1,036,700	$ 837,021	$ 679,454
Gross profit	113,929	55,965	139,714	84,131	72,778
Income (loss) from operations	40,784	(18,894)	73,321	24,838	22,011
Income (loss) before income taxes	649	(32,002)	23,010	(3,884)	8,574
Net income (loss)	358	(24,645)	13,337	(7,247)	5,144
Net income (loss) per share – basic*	$ 0.01	$ (0.71)	$ 0.39	$ (0.23)	$ 0.21
Net income (loss) per share – diluted*	0.01	(0.71)	0.38	(0.23)	0.21
Dividends declared per common share*	.020	.020	.018	.016	.016

*Adjusted to reflect 2008 five-for-four stock split

FINANCIAL POSITION

(Amounts in thousands)

	2010	2009	2008	2007	2006
Working capital	$ 395,587	$ 375,144	$ 232,564	$ 239,985	$ 247,009
Current assets	487,940	445,216	369,199	327,765	309,933
Total assets	787,470	736,463	654,782	590,495	585,126
Long-term debt	373,564	366,300	200,000	200,000	291,266
Stockholders' equity	278,315	261,953	279,188	272,522	187,177


TITAN




GOODYEAR

MESSAGE TO OUR STOCKHOLDERS

The worldwide economic downturn affected all of Titan's customers in each of our market segments. In 2009, Titan reduced inventory in response to the downturn. It was my decision to move in this direction; however, looking back, it was not the best call. On the positive side, there have been favorable outcomes for the company in 2010 as Titan recorded one of its best years in sales. Revenues for 2010 were $881.6 million, an increase of 21 percent over 2009. Titan was voted the fourth best performing company in the Illinois and northwest Indiana region for 2010 by the Chicago Tribune based on the ability to grow and adapt during one of the toughest recessions in American history. The stock price (NYSE: TWI) rose 141 percent during 2010. This was a result of some good decisions being made.

ON THE MOVE

Our products are essential for living, to grow food and build infrastructure. The conditions globally in the economy offer opportunities for Titan to grow and prosper in these areas. The world populations continue to grow and more acres continue to be planted for the rising food consumption and ethanol demands. Grain reserves are low and commodity prices will remain elevated in the coming months. Agriculture sales were remarkable in 2010 as commodity prices were strong and the financial state of the farmer remains positive.

MOVING FORWARD

Titan is financially strong and we have capital to proceed with our global vision. Titan plans to expand our worldwide footprint with the announced agreement to purchase Goodyear Tire & Rubber farm business in Europe and Latin America, pursue strategic joint ventures and build a servicing distribution facility in Canada for our giant mining tires. Titan continues to focus efforts on product enhancements and has made successful progress in technical innovations in 2010



and retained industry leadership in North America.

As we invest in new territories in 2010 and beyond, Titan's goal is to gain market share and global industry leadership.

MOVING STRATEGICALLY

At Titan we change as the world changes. We are optimizing on our strengths and capitalizing on our investments. Titan will continue to implement our strategy to become a premier wheel and tire franchise on a worldwide scale with visionary, progressive leadership. With the agriculture market strong, earthmoving improving and a favorable export market, 2011 could be our best year ever. I have projected Titan sales for 2011 to range between $950 million and $1.1 billion for North America, aside from significant fluctuations in steel and rubber prices and the Goodyear acquisition.

We appreciate the hard work and dedication of our talented Titan employees. We appreciate the commitments of our customers and suppliers during the current year and look forward to an even better 2011. We enter the year with much excitement for what is ahead for this great company.

Maurice (Morry) M. Taylor Jr.
Chairman and CEO

Erwin (Bill) H. Billing
Vice Chairman




2010 Sales by Market
2% Consumer
22% Earthmoving/
Construction
76% Agricultural
2010
$881
2009
$727
2008
$1,036
2007
$837
2006
$679
0
200
400
600
800
1000
Net Sales (in millions)



AGRICULTURE MARKET

TITAN MOVES THE WORLD'S FARMERS

After reaching low levels in 2009 following the worldwide economic downturn, Titan's agriculture market gradually grew stronger throughout 2010. Demand steadily increased, ending with 20 percent higher sales for the year.

Strong crop yields, improved grain pricing and strong exports all positively contributed to end user demand. The year's gradual global economic recovery provided an improved foundation for the demand of crops and land use for America's farmers. Prices for many crops remain at historically high levels, including corn with its added use for ethanol. Corn-based ethanol production continues to gain in exports, keeping corn demand high, with farmers planting nearly 88 to 90 million acres. The United States Department of Agriculture estimates that close to a third of total corn use went toward ethanol production in 2009 and 2010.

At the end of the fall harvest farm machinery selling season in 2010, overall sales were up as units sold rose to 183,535 since the beginning of the year from 176,140 units in 2009. This recovery continues to spread throughout the entire market. Last year saw a drastic drop in dairy-type tractor sales and compact tractors with engines smaller than 40 hp. This segment continues to recover. Combine sales through fall harvest increased more than six percent for the year, while sales in November 2010 alone rose 33 percent higher than the same peak time in November 2009 in North America.

Original equipment manufacturers also increased output for 2010 to meet the growing demand. For the year, two wheel drive tractors were up 10 percent as compared to 2009, four wheel drive tractors were up 14.5 percent and combines were up 19.5 percent.

Comparing December 2009 to 2010, significant increases in output came from four wheel drive tractors—units rose 45 percent—and combines, which increased by 47 percent.

Titan took advantage of this growth in the agricultural segment and was able to gain share from competitors by developing new products and supporting customers and their needs in off-highway wheels and tires. With significant growth in larger wheels and tires in this segment, Titan introduced a number of new products for these applications.

The Goodyear DT930 made by Titan was introduced in 800/55R46 and 900/50R46 sizes. This flotation tire helped move big, heavy equipment through wet fields in the spring and provides opportunities for sprayer and combine applications. The company also introduced new Radial Terra, Super Terra and Superflot Radial tires with improved flotation and durability.

Titan has the unique capability to design both the tire and the wheel for all its market applications, creating cohesive systems that work together to provide all-around better performance and product life. Titan Wheel has introduced robotics to the manufacturing process, streamlining the material flow while improving efficiency and controlling costs. Titan has the majority of the world's market share and supplies wheels to major original equipment manufacturers. In 2010, Titan Wheel renewed a long-term product agreement with John Deere.




2010 Sales by Market
76%
2010
$675
2009
$564
2008
$730
2007
$516
2006
$421
0
200
400
600
800
1000
Net Sales (in millions)



AGRICULTURE MARKET

During the first quarter of 2010, Titan introduced the Goodyear Special Sure Grip TD-8 Radial R-2 480/80R50 tires to address the specific needs of the rice and cane markets. The Special Sure Grip tires allow rice and cane farmers to plant in 30-inch rows helping to maximize crop yields. In addition, the tires provide additional crop clearance and improved flotation in wet fields, and the extra lug bracing provides strength for the horsepower needed in rice and cane conditions. Research shows planting in 30-inch rows can help increase yield, but farmers did not have a tire until now that would effectively allow them to take advantage of 30-inch planting and still have a tire capable of harvesting in extremely wet conditions while providing greater clearance and added traction.

Titan also introduced its Ultra Sprayer tire with tread bars engineered to carry heavy sprayer loads and a wider lug to promote longer wear characteristics as compared to conventional tractor tires. These design features also provide more stability and a better ride when traveling from field-to-field at road speeds up to 30 mph.

A significant increase in lug surface area helps improve lug wear, while increases in lug bracing and surface area combine to deliver improved durability, even under heavier loads. This design also offers superior traction in the field. In the past, many manufacturers used conventional tractor tires on self-propelled sprayers, but conventional rear tires were not built to accommodate the high load and pressure demands of today's self-propelled sprayers. The Ultra Sprayer line was designed specifically for this application.

Titan's expanded Optitrac line of radial agricultural farm tires was designed with a 25 percent deeper lug compared to conventional R-1 tires to provide for more aggressive traction in heavy-tillage applications. The new design also offers longer tread wear while the reinforced bead area helps the tractor withstand the forces of higher-torque applications and allows for increased loading.

A 45-degree tread lug angle promotes more open space on the lugs for better cleaning and improved traction - especially on soft, moist soil. The lug configuration and mold shape was modified, helping to enhance handling and performance in the field and on the road. These design features also result in a smoother ride, thereby reducing operator fatigue.

A number of manufacturing process modifications were also made at Titan facilities. In Des Moines, more treading and mixing capacity was added. Also, the company implemented a change in the rubber mixing system to improve quality and reduce waste. The Freeport, Illinois, facility made process changes in mixing and molding areas that add quality and reduce waste, and modified the tire building process to increase production and add tire durability in the field.

Titan was certified to the new ISO 9001:2008 with Design Standards for the company's facilities in Quincy, Illinois; Saltville, Virginia; Des Moines, Iowa; Freeport, Illinois; Bryan, Ohio; Dublin and Pendergrass, Georgia. This independent testing is an important step in fulfilling customer satisfaction goals and affirms the quality of the design, manufacture, assembly and distribution of wheels, tires, wheel/tire assemblies, brakes and actuators. The company has accomplished ISO certification since 1994.


1184







EARTHMOVING/CONSTRUCTION MARKET

TITAN MOVES THE WORLD'S WORKERS

Increases in commodity prices have strengthened the mining segment, and the worldwide economic pressures have given way to a partial recovery this year. This recovery should continue as the appetite for metals and minerals grows in emerging economies. Higher gold prices brought on by the lack of confidence in major paper currencies, higher commodity prices and signs of global economic improvement all contributed to an increase in capital of 49 percent for the top mining companies when compared to 2009. The logging industry also showed signs of growth and improvement. To meet the rigorous needs of this industry, logging companies rely on Titan's Goodyear Logger Lug III tires to maximize traction, wear and minimize downtime.

In 2010, Titan introduced its second generation 007 MFT mining tire product line, offering enhanced durability, a more aggressive tread pattern, improved heat dissipation and the ability to carry a larger payload. The second generation 007 MFT, which began shipping early 2010, features improved durability with changes to the compounds in the tread and base, which helps reduce overall heat generation and improves the cut, chip and wear characteristics of the tire. Titan also removed the steel from the sidewalls of the tire, providing for a more durable carcass, while the lower sidewall flange features a new compound and profile for added durability. A non-solid center tread design helps reduce internal heat generation and allows the heat to more easily dissipate, reducing tire running temperatures by approximately 35 to 40 degrees Fahrenheit. This reduction in running temperature allows the end user to run haul trucks longer distances and at a higher speed, while still maintaining an operating temperature that is within the tire's capabilities. The 007 MFT has an internal monitoring system that tracks internal temperature and pressure, and using Bluetooth technology, shares the information with the driver and the mining management system.


TITAN TIRE

Market demand for compact skid steer loaders and compact wheel loaders are returning to life as many rental companies reenter the market. Demand for midsize machinery used in road construction remains stable. Buildup of skid steer loader inventory is continuing.

Export demand for crawler dozers, crawler loaders and articulating-type trucks remains weak. Local market conditions for highway construction-related vehicles built by Caterpillar Inc., Komatsu Ltd. and other producers are on the mend.

In March, Titan Wheel Corporation, a subsidiary of the Company, was recognized as a top-performing supplier by Spartan Motors Chassis, Inc. Titan Wheel produces off-highway wheels and rims for Spartan Motors, who supplies defense contractor BAE Systems with Mine Resistant Ambush Protected (MRAP) tactical vehicles. Spartan recognized the top four percent of its more than 300 suppliers for the award. It commends exceptional performance criteria related to quality, delivery, customer support and competitiveness.

In May, Titan Wheel introduced its Accelerated Change Technology (ACT) wheel, a design that allows a service technician to change or rotate the rear tires on a mine haul truck in a fraction of the time. The system also helps enhance safety, reduces service technician fatigue and increases profitability by reducing tire maintenance downtime. This unique design is accepted worldwide.




2010 Sales by Market
22%
2010
$191
2009
$144
2008
$281
2007
$277
2006
$183
0
100
200
300
400
500
Net Sales (in millions)



CONSUMER MARKET

TITAN MOVES THE WORLD

This segment includes Titan's sales of brakes and actuators, all-terrain vehicles and turf wheels and tires, and some mixed stock. Many items in this category are affected by the availability of consumer disposable income. Titan products are also used on recreational, utility, horse and boat trailers and recreational vehicles.

Product demand in the consumer marine and recreational vehicle segments crept up in 2010. According to the RVIA (Recreational Vehicle Industry Association), shipments dropped 49 percent in 2008, the lowest deliveries on record since 1971, and then shipments dropped an additional 53 percent in 2009 to an unprecedented low. Industry shipments improved dramatically in 2010 as compared to 2009, resulting in an 89 percent increase. Marine equipment sales continue to be soft, due in large part to increased lower-cost imports from China. There was renewed strength in worldwide golf and landscape contractor equipment sales. Golf maintenance equipment sales increased as consumers



improved spending after delayed investments during the past two years from poor economic conditions, and the addition of new golf development projects.

Titan's sales in this market slowly improved in 2010 over 2009's results. During the year, Titan increased marketing to the replacement segment and introduced new products. A new 7,000-pound rated tandem axle actuator was also introduced for both drum and disc applications.

Titan's new BrakeRite for agricultural applications features rapid response from brake actuation, a hybrid electronic control board compatible with most in-cab brake controllers and is pump/motor based. Each unit is bench tested and Titan is installing new test tables to allow for enhanced testing which should increase production volumes significantly.

2010 Sales by Market

2%

Year	Net Sales (in millions)
2010	$15
2009	$19
2008	$25
2007	$44
2006	$75

0 20 40 60 80 100

Net Sales (in millions)

BOARD OF DIRECTORS



Maurice M. Taylor Jr.

Chairman of the Board
Chief Executive Officer

Mr. Taylor has been chief executive officer of Titan since the 1990 acquisition, and before that had a significant role in the development of the company.



Erwin H. Billig

Vice Chairman of the Board

Mr. Billig is director and chairman of MSX International and previously served as vice chairman of MascoTech. (a,b,c)



J. Michael A. Akers

Mr. Akers is chief executive officer of Titan Europe Plc. He began organizing Titan's European operations in 1990 and became a member of the company's management team in 1995. He then served as vice president and later led the IPO of Titan Europe Plc on the London AIM market. He is a member of the Advisory Board of Warwick Business School.



Richard M. Cashin

Mr. Cashin is Managing Partner of One Equity Partners LLC. The firm manages $8.0 billion of investments and commitments in direct private equity transactions for JP Morgan Chase, where he is a member of the Executive Committee. Prior to founding OEP in 2001, he was president of Citicorp Venture Capital, Ltd. He is a trustee for the American University in Cairo, Boys Club of New York, Brooklyn Museum, Central Park Conservancy, Jazz at Lincoln Center, the National Rowing Foundation (Chairman), TOUCH Foundation, and is Co-Chairman of the New York City Investment Fund. (b,c)



Albert J. Febbo

Mr. Febbo retired from GE after 30 years;18 years in sales and marketing leadership roles in GE's U.S. and Europe plastics business, and 12 years as a corporate officer leading the GE automotive and corporate marketing teams. He recently launched and is a partner in BOOMVOTE.COM, a social networking internet business. (a,b,c)



Mitchell I. Quain

Mr. Quain is a partner of One Equity Partners LLC and chairman of Magnetek Inc. He is also a director of Hardinge Inc., as well as a number of private companies. (a,b,c)



Anthony L. Soave

Mr. Soave is president, CEO and founder of Soave Enterprises LLC, a privately held Detroit-based company with ownership in a diverse portfolio of companies, consisting of automobile dealerships, real estate, metals recycling and other diversified holdings. (a,b,c)

Corporate Officers

Maurice M. Taylor Jr. — Chairman of the Board and Chief Executive Officer
Erwin H. Billig — Vice Chairman of the Board
Paul G. Reitz — Chief Financial Officer
Kent W. Hackamack — Executive Vice President of Corporate Development
Cheri T. Holley — Vice President, Secretary and General Counsel

a) Member of Audit Committee, of which Mr. Febbo is Chair.
b) Member of Compensation Committee, of which Mr. Quain is Chair.
c) Member of Nominating /Corporate Governance Committee, of which Mr. Cashin is Chair.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12936

TITAN INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Illinois	**36-3228472**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2701 Spruce Street, Quincy, IL 62301
(Address of principal executive offices)

(217) 228-6011
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, no par value	New York Stock Exchange (Symbol: TWI)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the shares of common stock of the registrant held by non-affiliates was approximately $321 million based upon the closing price of the common stock on the New York Stock Exchange on June 30, 2010.

As of February 15, 2011, a total of 41,995,832 shares of common stock of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the annual meeting of stockholders to be held on May 12, 2011, are incorporated by reference into Part III of this Form 10-K.



(This page intentionally left blank.)

TITAN INTERNATIONAL, INC.
Index to Annual Report on Form 10-K

PART I

ITEM 1 – BUSINESS

INTRODUCTION

Titan International, Inc. and its subsidiaries (Titan or the Company) hold the unique position in North America of manufacturing both wheels and tires for its target markets. As a leading manufacturer in the off-highway industry, Titan produces a broad range of specialty products to meet the specifications of original equipment manufacturers (OEMs) and aftermarket customers in the agricultural, earthmoving/construction and consumer markets. Titan's earthmoving/ construction market includes wheels and tires supplied to the mining industry, while the consumer market includes products for all-terrain vehicles (ATVs) and recreational/utility trailers.

As one of the few companies dedicated to off-highway wheel and tire products, Titan's engineering and manufacturing resources are focused on designing quality products that address the real-life concerns of our end-users. Titan's team of experienced engineers continually works on new and improved engineered products that evolve with today's applications for the off-highway wheel and tire markets.

- **History**

Titan traces its roots to the Electric Wheel Company in Quincy, Illinois, which was founded in 1890. The Company was incorporated in 1983. The Company has grown through two major asset acquisitions in recent years. In 2005, Titan Tire Corporation, a subsidiary of the Company, acquired The Goodyear Tire & Rubber Company's North American farm tire assets. In 2006, Titan Tire Corporation of Bryan, a subsidiary of the Company, acquired the off-the-road (OTR) tire assets of Continental Tire North America, Inc. These asset acquisitions have allowed Titan to achieve higher sales levels and enhance product offering in the Company's target markets.

- **Market Sales**

In 2010, Titan's agricultural market sales represented 76% of net sales, the earthmoving/construction market represented 22% and the consumer market represented 2% of net sales. For information concerning the revenues, certain expenses, income from operations and assets attributable to each of the segments in which the Company operates, see Note 26 to the consolidated financial statements of Titan, included in Item 8 herein.

COMPETITIVE STRENGTHS

Titan's strong market position in the off-highway wheel and tire market and its long-term core customer relationships contribute to the Company's competitive strengths. These strengths, along with Titan's dedication to the off-highway wheel and tire market, continue to drive the Company forward.

- **Strong Market Position**

Titan's ability to offer a broad range of specialized wheels, tires and assemblies has resulted in the Company's strong position in the domestic off-highway market. Through a diverse dealer network, the Company is able to reach an increasing number of customers in the aftermarket and build Titan's image and brand recognition. The Company's acquisition of the Goodyear Farm Tire brand in North America contributes to overall visibility and customer confidence. Years of product design and engineering experience have enabled Titan to improve existing products and develop new ones that have been well received in the marketplace. In addition, Titan believes it has benefited from significant barriers to entry, such as the substantial investment necessary to replicate the Company's manufacturing equipment and numerous tools, dies and molds, many of which are used in custom processes.

- **Long-Term Core Customer Relationships**

The Company's top customers, including global leaders in agricultural and construction equipment manufacturing, have been purchasing products from Titan or its predecessors for numerous years. Customers including AGCO Corporation, CNH Global N.V., Deere & Company and Kubota Corporation have helped sustain Titan's leadership in wheel, tire and assembly innovation.

BUSINESS STRATEGY

Titan's business strategy is to continue its growth into the giant OTR market, increase its presence in the tire aftermarket, continue to improve operating efficiencies, maintain emphasis on new product development and explore additional strategic acquisitions.

- **Giant Mining Tire Product**

The Company's 2006 acquisition of the OTR tire assets of Continental Tire North America, Inc. in Bryan, Ohio, expanded Titan's product offering into larger earthmoving, construction and mining tires. The Company subsequently expanded the Bryan facility production capacity to include giant mining tires. These giant tires offer continuing opportunity in the earthmoving marketplace. The "Big Daddy" giant tire is approximately 13 feet tall and weighs in at approximately 12,500 pounds.

- **Increase Aftermarket Tire Business**

The Company has concentrated on increasing its presence in the tire aftermarket, which historically has tended to be somewhat less cyclical than the OEM market. The aftermarket also offers the potential for higher profit margins and is larger in most cases.

- **Improve Operating Efficiencies**

The Company continually works to improve the operating efficiency of its assets and manufacturing facilities. Titan integrates each facility's strength, which may include transferring equipment and business to the facilities that are best equipped to handle the work. This provides capacity to increase utilization and spread operating costs over a greater volume of products. Titan is also continuing a comprehensive program to refurbish, modernize and enhance the computer technology of its manufacturing equipment.

- **Enhance Design Capacity and New Product Development**

Equipment manufacturers constantly face changing industry dynamics. Titan directs its business and marketing strategy to understand and address the needs of its customers and demonstrate the advantages of its products. In particular, the Company often collaborates with customers in the design of new and enhanced products. Titan recommends modified products to its customers based on its own market information. These value-added services enhance Titan's relationships with its customers. The Company tests new designs and technologies and develops methods of manufacturing to improve product quality and performance. Titan's engineers introduced designs for giant mining wheels and tires, which went into start-up production in third quarter 2008. These giant tires employ an innovative steel radial construction technology, new to the OTR tire industry, to enhance performance and durability. Titan's engineers are also working on a new 15-degree tire and wheel design for OTR and farm radial assemblies to improve tire and wheel life.

- **Explore Additional Strategic Acquisitions**

The Company's expertise in the manufacture of off-highway wheels and tires has permitted it to take advantage of opportunities to acquire businesses in the United States that complement this product line, including companies engaged in the tire market and companies that have wheel and tire assembly capabilities. In the future, Titan may make additional strategic acquisitions of businesses that have an off-highway focus.

In December 2010, Titan announced that it had entered into agreements with the Goodyear Tire & Rubber Company to buy their European and Latin American farm tire businesses, including a licensing agreement that will allow Titan to manufacture and sell Goodyear-brand farm tires in Europe, Africa, Eastern Europe, Russia, Latin America and North America, for approximately $130 million U.S. dollars, subject to post-closing adjustments.

The Latin American portion of the transaction includes Goodyear's Sao Paulo, Brazil manufacturing plant, property, equipment and inventories. Subject to customary closing conditions and regulatory approvals, it is expected to close in the first half of 2011.

The European portion of the transaction is subject to the exercise of a put option by Goodyear following completion of a social plan related to the previously announced discontinuation of consumer tire production at its Amiens North, France manufacturing plant and required consultation with the local Works Council. Upon completion of this action, as well as customary closing conditions and regulatory approvals, the transaction will include the Amiens North plant, property, equipment and inventories.

AGRICULTURAL MARKET

Titan's agricultural rims, wheels and tires are manufactured for use on various agricultural and forestry equipment, including tractors, combines, skidders, plows, planters and irrigation equipment, and are sold directly to OEMs and to the aftermarket through independent distributors, equipment dealers and Titan's own distribution centers. The wheels and rims range in diameter from 9 to 54 inches, with the 54-inch diameter being the largest agricultural wheel manufactured in North America. Basic configurations are combined with distinct variations (such as different centers and a wide range of material thickness) allowing the Company to offer a broad line of products to meet customer specifications. Titan's agricultural tires range from approximately 1 foot to approximately 7 foot in outside diameter and from 5 to 44 inches in width. The Company offers the added value of delivering a complete wheel and tire assembly to customers.

EARTHMOVING/CONSTRUCTION MARKET

The Company manufactures rims, wheels and tires for various types of OTR earthmoving, mining, military and construction equipment, including skid steers, aerial lifts, cranes, graders and levelers, scrapers, self-propelled shovel loaders, articulated dump trucks, load transporters, haul trucks and backhoe loaders. The earthmoving/ construction market is often referred to as OTR, an acronym for off-the-road. The Company provides OEM and aftermarket customers with a broad range of earthmoving/construction wheels ranging in diameter from 20 to 63 inches and in weight from 125 pounds to 7,000 pounds. The 63-inch diameter wheel is the largest manufactured in North America for the earthmoving/construction market. Titan's earthmoving/construction tires range from approximately 3 feet to approximately 13 feet in outside diameter and in weight from 50 pounds to 12,500 pounds. The Company offers the added value of wheel and tire assembly for certain applications in the earthmoving/ construction market.

CONSUMER MARKET

Titan provides wheels and tires and assembles brakes, actuators and components for the domestic boat, recreational and utility trailer markets. Titan also offers select products for ATVs, turf, and golf car applications. Likewise, Titan produces a variety of tires for the consumer market.

MARKET SALES

(Amounts in thousands)	Year ended December 31,					
	2010		2009		2008	
	Net Sales	% of Total Net Sales	Net Sales	% of Total Net Sales	Net Sales	% of Total Net Sales
Agricultural	$ 675,178	76%	$ 563,528	77%	$ 729,895	70%
Earthmoving/construction	191,042	22%	144,589	20%	281,008	27%
Consumer	15,371	2%	19,482	3%	25,797	3%
	$ 881,591		$ 727,599		$ 1,036,700	

MARKET CONDITIONS OUTLOOK

In 2010, Titan experienced higher sales when compared to the depressed sales levels in the second half of 2009. During the second half of 2009, Titan implemented extended shutdowns in conjunction with many of the Company's major customers, which resulted in a steep drop in sales. The Company did not implement any extended shutdowns in the second half of 2010. The Company continues to see signs that the market for Titan's products experienced the bottom of a cycle in late 2009 and early 2010. The Company is currently pursuing opportunities to increase sales of certain products related to the super giant tire project. If the Company is unsuccessful with these sales efforts, Titan may record additional reserves for this product inventory, adversely affecting Titan's financial results.

Energy, raw material and petroleum-based product costs have been exceptionally volatile and may negatively impact the Company's margins. Many of Titan's overhead expenses are fixed; therefore, lower seasonal trends may cause negative fluctuations in quarterly profit margins and affect the financial condition of the Company.

OPERATIONS

Titan's operations include manufacturing wheels, manufacturing tires, and combining these wheels and tires into assemblies for use in the agricultural, earthmoving/construction and consumer markets. These operations entail many manufacturing processes in order to complete the finished products.

- **Wheel Manufacturing Process**

Most agricultural wheels are produced using a rim and a center disc. A rim is produced by first cutting large steel sheets to required width and length specifications. These steel sections are rolled and welded to form a circular rim, which is flared and formed in the rollform operation. The majority of discs are manufactured using presses that both blank and form the center to specifications in multiple stage operations. The Company e-coats wheels using a multi-step process prior to the final paint top coating.

Large earthmoving/construction steel wheels are manufactured from hot and cold-rolled steel sections. Hot-rolled sections are generally used to increase cross section thickness in high stress areas of large diameter wheels. A special cold forming process for certain wheels is used to increase cross section thickness while reducing the number of wheel components. Rims are built from a series of hoops that are welded together to form a rim base. The complete rim base is made from either three or five separate parts that lock together after the rubber tire has been fitted to the wheel and inflated.

For most consumer market wheels, the Company manufactures rims and center discs from steel sheets. Rims are rolled and welded, and discs are stamped and formed from the sheets. The manufacturing process then entails welding the rims to the centers and painting the assembled product.

- **Tire Manufacturing Process**

The first stage in tire production is the mixing of rubber, carbon black and chemicals to form various rubber compounds. These rubber compounds are then extruded and processed with textile or steel materials to make specific components. These components – beads (wire bundles that anchor the tire with the wheel), plies (layers of fabric that give the tire strength), belts (fabric or steel fabric wrapped under the tread in some tires), tread and sidewall – are then assembled into an uncured tire carcass. The uncured carcass is placed into a press that molds and vulcanizes the carcass under set time, temperature and pressure into a finished tire.

- **Wheel and Tire Assemblies**

The Company's position as a manufacturer of both wheels and tires allows Titan to mount and deliver one of the largest selections of off-highway assemblies in North America. Titan offers this value-added service of one-stop shopping for wheel and tire assemblies for the agricultural, earthmoving/construction and consumer markets. Customer orders are entered into the Company's system either through electronic data interchange or manually. The appropriate wheel-tire assembly delivery schedule is established based on each customer's requirements and products are received by the customer on a just-in-time basis.

- **Quality Control**

The Company is ISO certified at all five main manufacturing facilities located in Bryan, Ohio; Des Moines, Iowa; Freeport, Illinois; Quincy, Illinois; and Saltville, Virginia. The ISO series is a set of related and internationally recognized standards of management and quality assurance. The standards specify guidelines for establishing, documenting and maintaining a system to ensure quality. The ISO certifications are a testament to Titan's dedication to providing quality products for its customers.

RAW MATERIALS

Steel and rubber are the primary raw materials used by the Company in all segments. To ensure a consistent steel supply, Titan purchases raw steel from key steel mills and maintains relationships with steel processors for steel preparation. The Company is not dependent on any single producer for its steel supply. Rubber and other raw materials for tire manufacture represent some of the Company's largest commodity expenses. Titan buys rubber in markets where there are usually several sources of supply. In addition to the development of key domestic suppliers, the Company's strategic procurement plan includes international steel and rubber suppliers to assure competitive price and quality in the global marketplace. As is customary in the industry, the Company does not have long-term contracts for the purchase of steel or rubber and, therefore, purchases are subject to price fluctuations.

CAPITAL EXPENDITURES

Capital expenditures for 2010, 2009 and 2008 were $28.9 million, $39.5 million and $80.0 million, respectively. Included in capital expenditures were amounts for the giant OTR project of approximately $23 million in 2009 and approximately $60 million in 2008. The remaining capital expenditures in each year were used primarily for updating manufacturing equipment, expanding manufacturing capacity and for further automation at the Company's facilities. Capital expenditures for 2011 are forecasted to be approximately $15 million to $20 million. These capital expenditures are anticipated to be used to enhance the Company's existing facilities and manufacturing capabilities.

PATENTS, TRADEMARKS AND ROYALTIES

The Company owns various patents and trademarks and continues to apply for patent protection for new products. While patents are considered significant to the operations of the business, at this time Titan does not consider any one of them to be of such importance that the patent's expiration or invalidity could materially affect the Company's business. However, due to the difficult nature of predicting the interpretation of patent laws, the Company cannot anticipate or predict the material adverse effect on its operations, cash flows or financial condition as a result of associated liabilities created under such patent interpretations.

The Company pays a royalty relating to a license agreement with The Goodyear Tire & Rubber Company to manufacture and sell certain off-highway tires in North America. Titan currently plans to continue using the Goodyear trademark until circumstances require a change. The current term of the agreement with Goodyear is for the next two years.

MARKETING AND DISTRIBUTION

The Company employs an internal sales force and utilizes several manufacturing representative firms for sales in North America. Sales representatives are primarily organized within geographic regions.

Titan distributes wheels and tires directly to OEMs. The distribution of aftermarket tires occurs primarily through a network of independent and OEM-affiliated dealers. The Company distributes wheel and tire assemblies directly to OEMs and aftermarket customers through its distribution network consisting of eight facilities in the United States.

SEASONALITY

Agricultural equipment sales are seasonal by nature. Farmers generally order equipment to be delivered before the growing season. Shipments to OEMs usually peak during the Company's first and second quarters for the spring planting period. Earthmoving/construction and consumer markets also historically tend to experience higher demand in the first and second quarters. These markets are affected by mining, building and economic conditions.

RESEARCH, DEVELOPMENT AND ENGINEERING

The Company's research, development and engineering staff tests original designs and technologies and develops new manufacturing methods to improve product performance. These services enhance the Company's relationships with its customers. Titan's engineers have introduced designs for giant OTR tires. These giant tires employ an innovative steel radial construction technology, new to the OTR tire industry, to enhance performance and durability. Titan's engineers are also working on a new 15-degree tire and wheel design for OTR and farm radial assemblies. This revolutionary technology will simplify maintenance to minimize downtime, provide better air retention, simplify mounting and increase service life. Research and development (R&D) expenses are expensed as incurred. R&D costs were $6.3 million, $8.9 million and $3.5 million for the years of 2010, 2009 and 2008, respectively.

CUSTOMERS

Titan's 10 largest customers accounted for approximately 58% of net sales for the year ended December 31, 2010, compared to approximately 54% for the year ended December 31, 2009. Net sales to Deere & Company in Titan's agricultural, earthmoving/construction and consumer markets combined represented approximately 26% and 24% of the Company's consolidated revenues for the years ended December 31, 2010 and 2009, respectively. Net sales to CNH Global N.V. in Titan's three markets represented approximately 15% and 13% of the Company's consolidated revenues for the years ended December 31, 2010 and 2009, respectively. No other customer accounted for more than 10% of the Company's net sales in 2010 or 2009. Management believes the Company is not totally dependent on any single customer; however, certain products are dependent on a few customers. While the loss of any substantial customer could impact Titan's business, the Company believes that its diverse product mix and customer base may minimize a longer-term impact caused by any such loss.

ORDER BACKLOG

As of January 31, 2011, Titan estimates $227 million in firm orders compared to $134 million at January 31, 2010, for the Company's operations. Orders are considered firm if the customer would be obligated to accept the product if manufactured and delivered pursuant to the terms of such orders. The Company believes that the majority of the current order backlog will be filled during the present year.

INTERNATIONAL OPERATIONS

In accordance with Accounting Standards Codification (ASC) 320 Investments – Debt and Equity Securities, the Company records the Titan Europe Plc investment as an available-for-sale security and reports the investment at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of comprehensive income in stockholders' equity. Should the fair value decline below the cost basis, the Company would be required to determine if this decline is other than temporary. If the decline in fair value were judged to be other than temporary, an impairment charge would be recorded. The Company's stock ownership interest in Titan Europe Plc was 22.9% at both December 31, 2010 and 2009. The fair value of the Company's investment in Titan Europe Plc was $22.7 million and $6.5 million at December 31, 2010 and 2009, respectively. Titan Europe Plc is publicly traded on the AIM market in London, England.

EMPLOYEES

At December 31, 2010, the Company employed approximately 2,400 people in the United States. Approximately 18% of the Company's employees in the United States were covered by a collective bargaining agreement. This 18% is comprised of employees at the Des Moines, Iowa facility, who in December 2010 ratified a collective bargaining agreement which expires in November 2012. The labor agreements for the Company's Bryan, Ohio and Freeport, Illinois, facilities expired on November 19, 2010, for the employees covered by their respective collective bargaining agreements, which account for approximately 29% of the Company's employees in the United States. As of December 31, 2010, the employees of these two facilities were working without a contract under the terms of the Company's latest offer.

ENVIRONMENTAL LAWS AND REGULATIONS

In the ordinary course of business, like other industrial companies, Titan is subject to extensive and evolving federal, state and local environmental laws and regulations, and has made provisions for the estimated financial impact of environmental cleanup. The Company's policy is to accrue environmental cleanup-related costs of a non-capital nature when those costs are believed to be probable and can be reasonably estimated. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Company does not currently anticipate any material capital expenditures for environmental control facilities. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advances in environmental technologies, the quality of information available related to specific sites, the assessment stage of the site investigation, preliminary findings and the length of time involved in remediation or settlement. Due to the difficult nature of predicting future environmental costs, the Company cannot anticipate or predict the material adverse effect on its operations, cash flows or financial condition as a result of efforts to comply with, or its liabilities under, environmental laws.

EXPORT SALES

The Company had total aggregate export sales of approximately $80.2 million, $82.7 million and $128.8 million, for the years ended December 31, 2010, 2009 and 2008, respectively.

COMPETITION

The Company competes with several domestic and international companies, some of which are larger and have greater financial and marketing resources than Titan. The Company believes it is a primary source of steel wheels and rims to the majority of its North American customers. Major competitors in the off-highway wheel market include Carlisle Companies Incorporated, GKN Wheels, Ltd., Topy Industries, Ltd. and certain other foreign competitors. Significant competitors in the off-highway tire market include Bridgestone/Firestone, Carlisle Companies Incorporated, Michelin and certain other foreign competitors.

The Company competes primarily on the basis of price, quality, customer service, design capability and delivery time. The Company's ability to compete with international competitors may be adversely affected by currency fluctuations. In addition, certain of the Company's OEM customers could, under individual circumstances, elect to manufacture the Company's products to meet their requirements or to otherwise compete with the Company. There can be no assurance that the Company will not be adversely affected by increased competition in the markets in which it operates, or that competitors will not develop products that are more effective, less expensive or otherwise render certain of Titan's products less competitive. From time to time, certain of the Company's competitors have reduced their prices in particular product categories, which has prompted Titan to reduce prices as well. There can be no assurance that competitors of the Company will not further reduce prices in the future or that any such reductions would not have a material adverse effect on the Company.

7.875% SENIOR SECURED NOTES DUE 2017

In October 2010, the Company closed on an offering of $200 million 7.875% senior secured notes due 2017. Titan used a portion of the net proceeds from the offering to finance the repurchase of $138.9 million of its 8% senior unsecured notes due January 2012 and to pay all consent payments, accrued interest and costs and expenses associated therewith. The Company intends to use the remaining net proceeds from this offering of approximately $44 million for general corporate purposes, which may include potential future acquisitions.

8% SENIOR UNSECURED NOTES DUE JANUARY 2012 REPURCHASE

In June 2010, the Company closed on a tender transaction to purchase $47.4 million of its outstanding 8% senior unsecured notes due January 2012 (senior unsecured notes). In October 2010, the Company closed on another tender transaction to purchase $138.9 million of its outstanding senior unsecured notes. In connection with these tender offers and an additional note repurchase of $6.5 million in July 2010, the Company recorded expenses of $14.6 million. These expenses were related to: (i) early tender premium of $13.0 million, (ii) unamortized deferred financing fees of $1.2 million and (iii) other fees of $0.4 million.

GOODYEAR EUROPEAN AND LATIN AMERICAN FARM TIRE BUSINESS

In December 2010, Titan announced that it had entered into agreements with the Goodyear Tire & Rubber Company to buy their European and Latin American farm tire businesses, including a licensing agreement that will allow Titan to manufacture and sell Goodyear-brand farm tires in Europe, Africa, Eastern Europe, Russia, Latin America and North America, for approximately $130 million U.S. dollars, subject to post-closing adjustments.

The Latin American portion of the transaction includes Goodyear's Sao Paulo, Brazil manufacturing plant, property, equipment and inventories. Subject to customary closing conditions and regulatory approvals, it is expected to close in the first half of 2011.

The European portion of the transaction is subject to the exercise of a put option by Goodyear following completion of a social plan related to the previously announced discontinuation of consumer tire production at its Amiens North, France manufacturing plant and required consultation with the local Works Council. Upon completion of this action, as well as customary closing conditions and regulatory approvals, the transaction will include the Amiens North plant, property, equipment and inventories.

NEW YORK STOCK EXCHANGE CERTIFICATION

The Company submitted to the New York Stock Exchange during fiscal 2010 the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

AVAILABLE INFORMATION

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports are made available, without charge, through the Company's website located at www.titan-intl.com as soon as reasonably practicable after they are filed with the Securities and Exchange Commission (SEC). The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The following documents are also posted on the Company's website:

- Corporate Governance Policy
- Business Conduct Policy
- Audit Committee Charter
- Compensation Committee Charter
- Nominating/Corporate Governance Committee Charter

Printed copies of these documents are available, without charge, by writing to: Titan International, Inc., c/o Corporate Secretary, 2701 Spruce Street, Quincy, IL 62301.

ITEM 1A – RISK FACTORS

The Company is subject to various risks and uncertainties relating to or arising out of the nature of its business and general business, economic, financing, legal and other factors or conditions that may affect the Company. Realization of any of the following risks could have a material adverse effect on Titan's business, financial condition, cash flows and results of operations.

- **The Company is exposed to price fluctuations of key commodities.**

  The Company does not generally enter into long-term commodity contracts and does not use derivative commodity instruments to hedge exposures to commodity market price fluctuations. Therefore, the Company is exposed to price fluctuations of key commodities, which consist primarily of steel and rubber. Although the Company attempts to pass on certain material price increases to its customers, there is no assurance that the Company will be able to do so in the future. Any increase in the price of steel and rubber that is not passed on to customers could have an adverse material effect on Titan's results of operations.

- **The Company relies on a limited number of suppliers.**

  The Company currently relies on a limited number of suppliers for certain key commodities, which consist primarily of steel and rubber, in the manufacturing of Titan products. The loss of key suppliers or their inability to meet price, quality, quantity and delivery requirements could have a significant adverse impact on the Company's results of operations.

- **The Company's revolving credit facility and debt obligation contain covenants.**

  The Company's revolving credit facility and debt obligations contain covenants and restrictions. These covenants and restrictions could limit Titan's ability to respond to market conditions, to provide for unanticipated capital investments, to raise additional debt or equity capital, to pay dividends or to take advantage of business opportunities, including future acquisitions. The failure to meet these items could result in the Company ultimately being in default. Titan's ability to comply with the covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions.

- **The Company operates in cyclical industries and is subject to numerous changes in the economy.**

  The Company sales are substantially dependent on three major industries: agricultural equipment, earthmoving/construction equipment and consumer products. The business activity levels in these industries are subject to specific industry and general economic cycles. Any downturn in these industries or the general economy could have an adverse material effect on Titan's business.

  The agricultural equipment industry is affected by crop prices, farm income and farmland values, weather, export markets and government policies. The earthmoving/construction industry is affected by the levels of government and private construction spending and replacement demand. The consumer products industry is affected by consumer disposable income, weather, competitive pricing, energy prices and consumer attitudes. In addition, the performance of these industries is sensitive to interest rate and foreign exchange rate changes and varies with the overall level of economic activity.

- **The Company's customer base is relatively concentrated.**

  The Company's ten largest customers, which are primarily original equipment manufacturers (OEMs), accounted for approximately 58% of Titan's net sales for 2010. Net sales to Deere & Company and CNH Global N.V. represented 26% and 15% , respectively, of total 2010 net sales. No other customer accounted for more than 10% of net sales in 2010. As a result, Titan's business could be adversely affected if one of its larger customers reduces its purchases from Titan due to work stoppages or slow-downs, financial difficulties, as a result of termination provisions, competitive pricing or other reasons. There is also continuing pressure from the OEMs to reduce costs, including the cost of products and services purchased from outside suppliers such as Titan. The Company has had long-term relationships with major customers and expects to continue these relationships. There can be no assurance that Titan will be able to maintain such ongoing relationships. Any failure to maintain the Company's relationship with a leading customer could have an adverse effect on results of operations.

- **The Company's revenues are seasonal in nature due to Titan's dependence on seasonal industries.**

  The agricultural, earthmoving/construction and recreational industries are seasonal, with typically lower sales during the second half of the year. This seasonality in demand has resulted in fluctuations in the Company's revenues and operating results. Because much of Titan's overhead expenses are fixed, seasonal trends can cause reductions in quarterly profit margins and financial condition, especially during slower periods.

- **The Company may be adversely affected by changes in government regulations and policies.**

  Domestic and foreign political developments and government regulations and policies directly affect the agricultural, earthmoving/construction and consumer products industries in the United States and abroad. Regulations and policies in the agricultural industry include those encouraging farm acreage reduction in the United States and granting ethanol subsidies. Regulations and policies relating to the earthmoving/ construction industry include the construction of roads, bridges and other items of infrastructure. The modification of existing laws, regulations or policies or the adoption of new laws, regulations or policies could have an adverse effect on any one or more of these industries and therefore on Titan's business.

- **The Company is subject to corporate governance requirements, and costs related to compliance with, or failure to comply with, existing and future requirements could adversely affect Titan's business.**

  The Company is subject to corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently adopted by the Securities and Exchange Commission (SEC), the Public Company Accounting Oversight Board (PCAOB) and the New York Stock Exchange (NYSE). These laws, rules and regulations continue to evolve and may become increasingly restrictive in the future. Failure to comply with these laws, rules and regulations may have an adverse material effect on Titan's reputation, financial condition and the value of the Company's securities.

- **The Company faces substantial competition from domestic and international companies.**

  The Company competes with several domestic and international competitors, some of which are larger and have greater financial and marketing resources than Titan. Titan competes primarily on the basis of price, quality, customer service, design capability and delivery time. The Company's ability to compete with international competitors may be adversely affected by currency fluctuations. In addition, certain OEM customers could, under certain circumstances, elect to manufacture certain products to meet their own requirements or to otherwise compete with Titan.

  There can be no assurance that Titan's businesses will not be adversely affected by increased competition in the Company's markets or that competitors will not develop products that are more effective or less expensive than Titan products or which could render certain products less competitive. From time to time certain competitors have reduced prices in particular product categories, which has caused Titan to reduce prices. There can be no assurance that in the future Titan's competitors will not further reduce prices or that any such reductions would not have a material adverse effect on Titan's business.

- **The Company could be negatively impacted if Titan fails to maintain satisfactory labor relations.**

  At December 31, 2010, approximately 18% of Titan employees in the United States were covered by a collective bargaining agreement. This 18% is comprised of employees at the Des Moines, Iowa facility, who in December 2010 ratified a collective bargaining agreement which expires in November 2012. Upon the expiration of any of the collective bargaining agreements, however, Titan may be unable to negotiate new collective bargaining agreements on terms that are cost effective to the Company. The business operations may be affected as a result of labor disputes or difficulties and delays in the process of renegotiating collective bargaining agreements.

  The labor agreements for the Company's Bryan, Ohio and Freeport, Illinois, facilities expired on November 19, 2010, for the employees covered by their respective collective bargaining agreements, which account for approximately 29% of Titan employees in the United States. As of December 31, 2010, the employees of these two facilities were working without a contract under the terms of the Company's latest offer. The respective unions have retained their rights to challenge the Company's actions.

- **Unfavorable outcomes of legal proceedings could adversely affect results of operations.**

  The Company is a party to routine legal proceedings arising out of the normal course of business. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, the Company believes at this time that none of these actions, individually or in the aggregate, will have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company. However, due to the difficult nature of predicting unresolved and future legal claims, the Company cannot anticipate or predict the material adverse effect on its consolidated financial condition, results of operations or cash flows as a result of efforts to comply with or its liabilities pertaining to legal judgments.

- **Acquisitions may require significant resources and/or result in significant losses, costs or liabilities.**

  Any future acquisitions will depend on the ability to identify suitable acquisition candidates, to negotiate acceptable terms for their acquisition and to finance those acquisitions. Titan will also face competition for suitable acquisition candidates that may increase costs. In addition, acquisitions require significant managerial attention, which may be diverted from current operations. Furthermore, acquisitions of businesses or facilities entail a number of additional risks, including:

  - problems with effective integration of operations
  - the inability to maintain key pre-acquisition customer, supplier and employee relationships
  - the potential that expected benefits or synergies are not realized and operating costs increase
  - exposure to unanticipated liabilities

  In December 2010, Titan announced that it had entered into agreements with the Goodyear Tire & Rubber Company to buy their European and Latin American farm tire businesses, including a licensing agreement that will allow Titan to manufacture and sell Goodyear-brand farm tires in Europe, Africa, Eastern Europe, Russia, Latin America and North America, for approximately $130 million U.S. dollars, subject to post-closing adjustments.

  The Latin American portion of the transaction includes Goodyear's Sao Paulo, Brazil manufacturing plant, property, equipment and inventories. Subject to customary closing conditions and regulatory approvals, it is expected to close in the first half of 2011.

  The European portion of the transaction is subject to the exercise of a put option by Goodyear following completion of a social plan related to the previously announced discontinuation of consumer tire production at its Amiens North, France manufacturing plant and required consultation with the local Works Council. Upon completion of this action, as well as customary closing conditions and regulatory approvals, the transaction will include the Amiens North plant, property, equipment and inventories.

  Subject to the terms of indebtedness, the Company may finance future acquisitions with cash from operations, additional indebtedness and/or by issuing additional equity securities. These commitments may impair the operation of Titan's businesses. In addition, the Company could face financial risks associated with incurring additional indebtedness such as reducing liquidity and access to financing markets and increasing the amount of cash flow required to service such indebtedness.

- **The Company has export sales and purchases raw material from foreign suppliers.**

  The Company had total aggregate export sales of approximately $80.2 million, $82.7 million and $128.8 million, for the years ended December 31, 2010, 2009 and 2008, respectively.

  Export Sales – Exports to foreign markets are subject to a number of special risks, including but not limited to risks with respect to currency exchange rates, economic and political destabilization, other disruption of markets and restrictive actions by foreign governments (such as restrictions on transfer of funds, export duties and quotas and foreign customs). Other risks include changes in foreign laws regarding trade and investment; difficulties in obtaining distribution and support; nationalization; reforms of United States laws and policies affecting trade, foreign investment and loans; and foreign tax laws. There can be no assurance that one, or a combination of these factors will not have a material adverse effect on the Company's ability to increase or maintain its export sales.

  Foreign Suppliers – The Company purchases raw materials from foreign suppliers. The production costs, profit margins and competitive position of the Company are affected by the strength of the currencies in countries where Titan purchases goods, relative to the strength of the currencies in countries where the products are sold. The Company's results of operations, cash flows and financial position may be affected by fluctuations in foreign currencies.

- **The Company may be subject to product liability and warranty claims.**

  The Company warrants its products to be free of certain defects and accordingly may be subject in the ordinary course of business to product liability or product warranty claims. Losses may result or be alleged to result from defects in Titan products, which could subject the Company to claims for damages, including consequential damages. There can be no assurance that Company insurance will be adequate for liabilities actually incurred or that adequate insurance will be available on terms acceptable to the Company. Any claims relating to defective products that result in liability exceeding Titan's insurance coverage could have a material adverse effect on financial condition and results of operations. Further, claims of defects could result in negative publicity against Titan, which could adversely affect the Company's business.

- **The Company has incurred, and may incur in the future, net losses.**

  The Company reported net loss of $(24.6) million for the year ended December 31, 2009. As a result of the 2009 net loss, the Company has a net operating loss carryforward for income tax purposes. If Titan would continue to incur net losses, the Company may not be able to realize the full tax benefit of these net operating losses.

- **The Company is subject to risks associated with climate change and climate change regulations.**

  Governmental regulatory bodies in the United States and other countries have, or are, contemplating introducing regulatory changes in response to the potential impacts of climate change. Laws and regulations regarding climate change and energy usage may impact the Company directly through higher costs for energy and raw materials. The Company's customers may also be affected by climate change regulations that may impact future purchases. Physical climate change may potentially have a large impact on the Company's two largest industry segments, agriculture and earthmoving/construction. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Company cannot anticipate or predict the material adverse effect on its consolidated financial condition, results of operations or cash flows as a result of climate change and climate change regulations.

- **The Company is subject to risks associated with environmental laws and regulations.**

  The Company's operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. The Company's operations entail risks in these areas, and there can be no assurance that Titan will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 2 – PROPERTIES

The Company's properties are detailed by the location, size and focus of each facility as provided in the table below:

Location	Approximate square footage		Use	Segment
	Owned	Leased		
Des Moines, Iowa	2,047,000		Manufacturing, distribution	All segments
Freeport, Illinois	1,202,000		Manufacturing, distribution	All segments
Quincy, Illinois	1,134,000		Manufacturing, distribution	All segments
Brownsville, Texas	993,000		Storage	See note (a)
Bryan, Ohio	714,000		Manufacturing, distribution	All segments
Greenwood, S. Carolina	110,000		Storage	See note (a)
Dublin, Georgia	20,000		Distribution	All segments
Saltville, Virginia	14,000	245,000	Manufacturing, distribution	Earthmoving/Construction
Natchez, Mississippi		1,203,000	Storage	See note (a)
Pendergrass, Georgia		120,000	Distribution	All segments
Elko, Nevada		4,000	Distribution	Earthmoving/Construction

(a) The Brownsville, Greenwood and Natchez facilities are currently being used for storage. The Company's facilities in Brownsville, Texas; Greenwood, South Carolina, and Natchez, Mississippi, are not in operation.

The Company considers each of its facilities to be in good condition and adequate for present use. Management believes that the Company has sufficient capacity to meet current market demand with the active facilities. The Company has no current plans to restart manufacturing at the storage facilities described in note (a) above.

ITEM 3 – LEGAL PROCEEDINGS

The Company is a party to routine legal proceedings arising out of the normal course of business. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, the Company believes at this time that none of these actions, individually or in the aggregate, will have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company. However, due to the difficult nature of predicting unresolved and future legal claims, the Company cannot anticipate or predict the material adverse effect on its consolidated financial condition, results of operations or cash flows as a result of efforts to comply with or its liabilities pertaining to legal judgments.

PART II

ITEM 5 – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the New York Stock Exchange (NYSE) under the symbol TWI. On February 15, 2011, there were approximately 500 holders of record of Titan common stock and an estimated 8,800 beneficial stockholders. The following table sets forth the high and low sales prices per share of common stock as reported on the NYSE, as well as information concerning per share dividends declared for the periods indicated.

	High	Low	Dividends Declared
2010			
First quarter	$ 9.84	$ 7.15	$ 0.005
Second quarter	13.10	8.81	0.005
Third quarter	14.27	9.37	0.005
Fourth quarter	19.86	12.85	0.005
2009			
First quarter	$ 11.44	$ 3.05	$ 0.005
Second quarter	10.45	4.82	0.005
Third quarter	9.87	5.79	0.005
Fourth quarter	10.35	7.55	0.005

PERFORMANCE COMPARISON GRAPH

The performance graph compares cumulative total return for the Company's common stockholders over the past five years against the cumulative total return of the Standard & Poor's 600 Construction and Farm Machinery and Heavy Trucks Index, and against the Standard & Poor's 500 Stock Index. The graph depicts the value on December 31, 2010, of a $100 investment made on December 31, 2005, in Company common stock and each of the other two indices, with all dividends reinvested. Titan's common stock is traded on the NYSE under the symbol TWI.


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$250
$200
$150
$100
$50
$0
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Titan International, Inc.
S&P 500 Index
S&P 600 Construction & Farm Machinery & Heavy Trucks Index

	Fiscal Year Ended December 31,					
	2005	2006	2007	2008	2009	2010
Titan International, Inc.	$100.00	$116.94	$181.54	$59.96	$59.11	$142.65
S&P 500 Index	100.00	115.79	122.16	76.96	97.33	111.99
S&P 600 Construction. & Farm Machinery & Heavy Trucks Index	100.00	134.85	169.95	107.07	116.09	167.36

ITEM 6 – SELECTED FINANCIAL DATA

The selected financial data presented below, as of and for the years ended December 31, 2010, 2009, 2008, 2007, and 2006, are derived from the Company's consolidated financial statements, as audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and should be read in conjunction with the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations and our audited consolidated financial statements and notes thereto.

(All amounts in thousands, except per share data)

	Year Ended December 31,				
	2010	2009	2008	2007	2006
Net sales	$ 881,591	$ 727,599	$ 1,036,700	$ 837,021	$ 679,454
Gross profit	113,929	55,965	139,714	84,131	72,778
Noncash goodwill impairment charge	0	11,702	0	0	0
Income (loss) from operations	40,784	(18,894)	73,321	24,838	22,011
Noncash Titan Europe Plc charge	0	0	(37,698)	0	0
Noncash debt conversion charge	0	0	0	(13,376)	0
Income (loss) before income taxes	649	(32,002)	23,010	(3,884)	8,574
Net income (loss)	358	(24,645)	13,337	(7,247)	5,144
Net income (loss) per share – basic *	.01	(.71)	.39	(.23)	.21
Net income (loss) per share – diluted *	.01	(.71)	.38	(.23)	.21
Dividends declared per common share *	.020	.020	.018	.016	.016

* Adjusted to reflect the five-for-four stock split that took place in 2008.

(All amounts in thousands)

	As of December 31,				
	2010	2009	2008	2007	2006
Working capital	$ 395,587	$ 375,144	$ 232,564	$ 239,985	$ 247,009
Current assets	487,940	445,216	369,199	327,765	309,933
Total assets	787,470	736,463	654,782	590,495	585,126
Long-term debt (a)	373,564	366,300	200,000	200,000	291,266
Stockholders' equity	278,315	261,953	279,188	272,522	187,177

(a) Excludes amounts due within one year and classified as a current liability.

ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations (MD&A) is designed to provide readers of these financial statements with a narrative from the perspective of the management of Titan International, Inc. (Titan or the Company) on Titan's financial condition, results of operations, liquidity and other factors which may affect the Company's future results.

FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements, including statements regarding, among other items:

- Anticipated trends in the Company's business
- Future expenditures for capital projects
- The Company's ability to continue to control costs and maintain quality
- Ability to meet financial covenants and conditions of loan agreements
- The Company's business strategies, including its intention to introduce new products
- Expectations concerning the performance and success of the Company's existing and new products
- The Company's intention to consider and pursue acquisition and divestiture opportunities

Readers of this Form 10-K should understand that these forward-looking statements are based on the Company's expectations and are subject to a number of risks and uncertainties, including those in Item 1A, Part I of this report, "Risk Factors," certain of which are beyond the Company's control.

Actual results could differ materially from these forward-looking statements as a result of certain factors, including:

- The effect of a recession on the Company and its customers and suppliers
- Changes in the Company's end-user markets as a result of world economic or regulatory influences
- Changes in the marketplace, including new products and pricing changes by the Company's competitors
- Ability to maintain satisfactory labor relations, which may be affected by the closing of some facilities
- Unfavorable outcomes of legal proceedings
- Availability and price of raw materials
- Levels of operating efficiencies
- Unfavorable product liability and warranty claims
- Actions of domestic and foreign governments
- Results of investments
- Fluctuations in currency translations
- Ability to secure financing at reasonable terms
- Laws and regulations related to climate change
- Risks associated with environmental laws and regulations

Any changes in such factors could lead to significantly different results. The Company cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to transpire. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on the Company's ability to achieve the results as indicated in forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this document will in fact transpire.

OVERVIEW

Titan International, Inc. and its subsidiaries are leading manufacturers of wheels, tires and assemblies for off-highway vehicles used in the agricultural, earthmoving/construction and consumer markets. Titan manufactures both wheels and tires for the majority of these market applications, allowing the Company to provide the value-added service of delivering complete wheel and tire assemblies. The Company offers a broad range of products that are manufactured in relatively short production runs to meet the specifications of original equipment manufacturers (OEMs) and/or the requirements of aftermarket customers.

The Company's major OEM customers include large manufacturers of off-highway equipment such as AGCO Corporation, CNH Global N.V., Deere & Company and Kubota Corporation, in addition to many other off-highway equipment manufacturers. The Company distributes products to OEMs, independent and OEM-affiliated dealers, and through a network of distribution facilities.

The following table provides highlights for the year ended December 31, 2010, compared to 2009 (amounts in thousands):

	2010	2009
Net sales	$ 881,591	$ 727,599
Income (loss) from operations	40,784	(18,894)
Net income (loss)	358	(24,645)

The Company recorded sales of $881.6 million for 2010, which were approximately 21% higher than the 2009 sales of $727.6 million. The higher sales levels resulted from increased demand in the Company's agricultural segment, up approximately 20%; and earthmoving/construction segment, up approximately 32%. Sales in the second half of 2009 were affected by reduced demand for the Company's products, as many of the Company's major customers implemented extended shutdowns during the period as a consequence of the recession. Titan in turn implemented extended shutdowns at its production facilities in response to lower demand during this time period. Extended shutdowns were not required during the second half of 2010 as Titan's customers were aided by the stabilization of the overall economy and increased demand for their products.

The Company's income from operations was $40.8 million for 2010 compared to loss from operations of $(18.9) million for 2009. Titan's net income was $0.4 million for 2010 compared to net loss of $(24.6) million in 2009. Diluted income per share was $.01 in 2010, compared to diluted loss per share of $(.71) in 2009. The operating gains were primarily the result of the significant increase in second half 2010 results as compared to the extended shutdowns that influenced the second half 2009 results.

SUBSEQUENT EVENTS

Exchange Agreement for 5.625% Convertible Senior Subordinated Notes due 2017

In January 2011, Titan was approached by a note holder of the Company's 5.625% convertible senior subordinated notes due 2017 (convertible notes), with an offer to exchange the note holder's convertible notes for the Company's common stock. The two parties privately negotiated an agreement to exchange approximately $59.6 million in aggregate principal amount of the Convertible Notes for approximately 6.6 million shares of the Company's common stock, plus a payment for the accrued and unpaid interest. The exchange was closed on January 19, 2011. The convertible notes exchanged represented approximately 35% of the total outstanding convertible notes. In the first quarter of 2011, the Company will recognize a noncash charge of approximately $16 million in connection with this exchange in accordance with ASC 470-20 Debt – Debt with Conversion and Other Options.

Cash Deposit for 8% Senior Unsecured Notes due 2012

In February 2011, Titan satisfied and discharged the indenture relating to the 8% senior unsecured notes due January 2012 by depositing with the trustee $1.1 million cash representing the outstanding principal of such notes and the interest payments due on July 15, 2011, and at maturity on January 15, 2012. Titan irrevocably instructed the trustee to apply the deposited money toward the interest and principal of the notes.

RESULTS OF OPERATIONS

The following table sets forth the Company's statement of operations expressed as a percentage of net sales for the periods indicated. This table and subsequent discussions should be read in conjunction with the Company's audited consolidated financial statements and notes thereto.

	As a Percentage of Net Sales Year ended December 31,		
	2010	**2009**	**2008**
Net sales	100.0%	100.0%	100.0%
Cost of sales	87.1	92.3	86.5
Gross profit	12.9	7.7	13.5
Selling, general and administrative expenses	6.5	6.4	5.2
Research and development	0.7	1.2	0.3
Royalty expense	1.1	1.1	0.9
Noncash goodwill impairment charge	0.0	1.6	0.0
Income (loss) from operations	4.6	(2.6)	7.1
Interest expense	(3.0)	(2.2)	(1.5)
Gain (loss) on note repurchase	(1.6)	0.2	0.0
Noncash Titan Europe Plc charge	0.0	0.0	(3.6)
Other income, net	0.1	0.2	0.2
Income (loss) before income taxes	0.1	(4.4)	2.2
Income tax provision (benefit)	0.0	(1.0)	0.9
Net income (loss)	0.1%	(3.4)%	1.3%

In addition, the following table sets forth components of the Company's net sales classified by segment for the years ended December 31, (amounts in thousands):

	2010	**2009**	**2008**
Agricultural	$ 675,178	$ 563,528	$ 729,895
Earthmoving/Construction	191,042	144,589	281,008
Consumer	15,371	19,482	25,797
Total	$ 881,591	$ 727,599	$ 1,036,700

STOCK SPLIT

In June 2008, Titan's Board of Directors approved a five-for-four stock split with a record date of July 31, 2008, and a payable date of August 15, 2008. The Company gave five shares for every four shares held as of the record date. Stockholders received one additional share for every four shares owned as of the record date and received cash in lieu of fractional shares. All share and per share data, except shares authorized, have been adjusted to reflect the effect of the stock split for all periods presented.

CRITICAL ACCOUNTING ESTIMATES

Preparation of the financial statements and related disclosures in compliance with accounting principles generally accepted in the United States of America requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. The Company's application of these policies involves assumptions that require difficult subjective judgments regarding many factors, which, in and of themselves, could materially impact the financial statements and disclosures. A future change in the estimates, assumptions or judgments applied in determining the following matters, among others, could have a material impact on future financial statements and disclosures.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method in 2010 for approximately 64% of inventories and the last-in, first-out (LIFO) method for approximately 36% of inventories. The major rubber material inventory and related work-in-process and their finished goods are accounted for under the FIFO method. The major steel material inventory and related work-in-process and their finished goods are accounted for under the LIFO method. Market value is estimated based on current selling prices. Estimated provisions are established for excess and obsolete inventory, as well as inventory carried above market price based on historical experience. Should experience change, adjustments to the estimated provisions would be necessary.

Income Taxes

Deferred income tax provisions are determined using the liability method whereby deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and income tax basis of assets and liabilities. The Company assesses the realizability of its deferred tax asset positions and recognizes and measures uncertain tax positions in accordance with ASC 740 Income Taxes.

As a result of the 2009 net loss, the Company has a net operating loss carryforward for income tax purposes. If Titan would continue to incur net losses, the Company may not be able to realize the full tax benefit of these net operating losses.

Retirement Benefit Obligations

Pension benefit obligations are based on various assumptions used by third-party actuaries in calculating these amounts. These assumptions include discount rates, expected return on plan assets, mortality rates and other factors. Revisions in assumptions and actual results that differ from the assumptions affect future expenses, cash funding requirements and obligations. The Company has three frozen defined benefit pension plans and one defined benefit plan that previously purchased a final annuity settlement. Titan expects to contribute approximately $3 million to these frozen defined pension plans in 2011. For more information concerning these costs and obligations, see the discussion of the "Pensions" and Note 20 to the Company's financial statements.

The effect of hypothetical changes to selected assumptions on the Company's frozen pension benefit obligations would be as follows (amounts in thousands):

		December 31, 2010		2011
Assumptions	Percentage Change	Increase (Decrease) PBO (a)	Increase (Decrease) Equity	Increase (Decrease) Expense
Pension				
Discount rate	+/-.5	$(4,747)/$5,170	$4,747/$(5,170)	$(481)/$156
Expected return on assets	+/-.5			$(351)/$351

(a) Projected benefit obligation (PBO) for pension plans.

FISCAL YEAR ENDED DECEMBER 31, 2010, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2009

RESULTS OF OPERATIONS

Highlights for the year ended December 31, 2010, compared to 2009 (amounts in thousands):

	2010	2009	% Increase
Net sales	$ 881,591	$ 727,599	21%
Cost of sales	767,662	671,634	14%
Gross profit	113,929	55,965	104%
Gross profit percentage	*12.9%*	*7.7%*	

Net Sales

Net sales for the year ended December 31, 2010, were $881.6 million compared to $727.6 million for the year ended December 31, 2009. The higher sales were primarily the result of a substantial increase in demand in the Company's agricultural segment, up approximately 20%; and earthmoving/construction segment, up approximately 32%. Second half sales in 2009 were affected by reduced demand for the Company's products, as many of the Company's major customers implemented extended shutdowns during the period as a consequence of the recession. Titan in turn implemented extended shutdowns at its production facilities to manage lower demand during this time period. Extended shutdowns were not required during the second half of 2010 as Titan's customers were aided by the stabilization of the overall economy and an increase in demand for their products.

Cost of Sales and Gross Profit

Cost of sales was $767.7 million for the year ended December 31, 2010, as compared to $671.6 million in 2009. The cost of sales increased 14% as a result of higher sales levels of 21%.

Gross profit for the year 2010 was $113.9 million, or 12.9% of net sales, compared to $56.0 million, or 7.7% of net sales for 2009. The gross profit margin for 2010 was higher than 2009 primarily due to the negative margins in the second half of 2009 resulting from extended production facility shutdowns and improved plant utilization resulting from the higher sales levels.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were as follows (amounts in thousands):

	2010	2009	% Increase
Selling, general and administrative	$ 57,565	$ 46,734	23%
Percentage of net sales	*6.5%*	*6.4%*	

Selling, general and administrative (SG&A) expenses were $57.6 million, or 6.5% of net sales, for the year ended December 31, 2010, as compared to $46.7 million, or 6.4% of net sales, for 2009. The higher SG&A expenses for 2010 were primarily the result of an increase in CEO and management incentive compensation, higher selling and marketing expenses related to sales levels, and higher legal and professional fees. Expenses recorded for CEO and management incentive compensation were approximately $6 million higher in 2010, when compared to 2009. Selling and marketing expenses for 2010 were approximately $2 million higher than 2009 primarily due to the higher sales levels. Legal and professional fees for 2010 were approximately $2 million higher than 2009 due primarily to fees associated with potential acquisitions.

Research and Development Expenses

Research and development expenses were as follows (amounts in thousands):

	2010	2009	% Decrease
Research and development	$ 6,317	$ 8,850	(29)%
Percentage of net sales	*0.7%*	*1.2%*	

Research and development (R&D) expenses were $6.3 million, or 0.7% of net sales, for the year ended December 31, 2010, as compared to $8.9 million, or 1.2% of net sales, for 2009. The Company R&D costs related to the Giant OTR products were less in 2010 than 2009.

Royalty Expense

Royalty expense was as follows (amounts in thousands):

	2010	2009	% Increase
Royalty expense	$ 9,263	$ 7,573	22%

The Company has a trademark license agreement with The Goodyear Tire & Rubber Company to manufacture and sell certain off-highway tires in North America under the Goodyear name. Royalty expenses were $9.3 million for the year ended December 31, 2010, as compared to $7.6 million in 2009. As sales subject to the license agreement increased in 2010, the Company's royalty expense increased accordingly.

Noncash Goodwill Impairment Charge

Noncash goodwill impairment charge was as follows (amounts in thousands):

	2010	2009	% Decrease
Noncash goodwill charge	$ 0	$ 11,702	(100)%

In the fourth quarter of 2009, the Company recorded a noncash charge for the impairment of goodwill of $11.7 million on both a pre-tax and after-tax basis. The charge was associated with the reporting units of the Company's agricultural ($6.9 million), earthmoving/construction ($3.6 million), and consumer ($1.2 million) segments. The Company performed a fourth quarter 2009 goodwill assessment using a discounted cash flow model that employed a 12.25% discount rate and 2.5% terminal growth rate assumption and an EBITDA multiple approach.

Income (loss) from Operations

Income (loss) from operations was as follows (amounts in thousands):

	2010	2009	% Increase
Income (loss) from operations	$ 40,784	$ (18,894)	n/a
Percentage of net sales	*4.6%*	*(2.6)%*	

Income from operations for the year ended December 31, 2010, was $40.8 million, or 4.6% of net sales, compared to loss from operations of $(18.9) million, or (2.6)% of net sales, in 2009. This increase was the net result of the items previously discussed above.

Interest Expense

Interest expense was as follows (amounts in thousands):

	2010	2009	% Increase
Interest expense	$ 26,667	$ 16,246	64%

Interest expense for the year 2010 was $26.7 million compared to $16.2 million in 2009. The Company's interest expense for 2010 increased from the previous year primarily as a result of additional interest expense of approximately $10 million related to the 5.625% convertible senior subordinated notes that were issued in December 2009.

Gain (Loss) on Note Repurchase

Gain (loss) on note repurchase was as follows (amounts in thousands):

	2010	2009	% Decrease
Gain (loss) on note repurchase	$ (14,573)	$ 1,398	n/a

In June 2010, the Company closed on a tender transaction to purchase $47.4 million of its 8% outstanding senior unsecured notes due January 2012 (senior unsecured notes). In October 2010, the Company closed on another tender transaction to purchase $138.9 million of its outstanding senior unsecured notes. In connection with these tender offers and an additional note repurchase of $6.5 million in July 2010, the Company recorded expenses of $14.6 million. These expenses were related to: (i) early tender premium of $13.0 million, (ii) unamortized deferred financing fees of $1.2 million and (iii) other fees of $0.4 million. For 2009, the Company recorded a gain on a note repurchase of $1.4 million resulting from the Company's repurchase of $6.2 million of principal value of senior unsecured notes for approximately $4.8 million in the first quarter of 2009.

Other Income

Other income was as follows (amounts in thousands):

	2010	2009	% Decrease
Other income	$ 1,105	$ 1,740	(36)%

Other income was $1.1 million for the year ended December 31, 2010, as compared to $1.7 million in 2009. The major items included in 2010 were: (i) investment gain on contractual obligations of $0.8 million; (ii) interest income of $0.4 million; and (iii) other expense of $(0.1) million.

The major items included in 2009 were: (i) investment gain on contractual obligations of $1.3 million; (ii) interest income of $0.2 million; and (iii) other income of $0.2 million.

Income Tax Provision (Benefit)

Income tax provision (benefit) was as follows (amounts in thousands):

	2010	2009	% Increase
Income tax provision (benefit)	$ 291	$ (7,357)	n/a

The Company recorded income tax expense of $0.3 million in 2010 and income tax benefit of $(7.4) million in 2009. The Company's effective tax rate was 45% in 2010 and 23% in 2009. The Company's 2010 income tax expense and rate differs from the amount of income tax determined by applying the U.S. Federal income tax rate to the pre-tax income primarily as the result of state taxes. The state taxes and other differences for 2010 are disproportionately large as a result of the relative size of these differences as compared to the pre-tax income amount. The Company's 2009 income tax expense and rate differs from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of the $11.7 million noncash goodwill impairment charge. This noncash goodwill charge is not deductible for income tax purposes.

Net Income (Loss)

Net income (loss) was as follows (amounts in thousands):

	2010	2009	% Increase
Net income (loss)	$ 358	$ (24,645)	n/a

Net income for the year ended December 31, 2010, was $0.4 million, compared to net loss of $(24.6) million in 2009. Basic and diluted earnings per share was $.01 for the year ended December 31, 2010, as compared to loss per share of $(.71) in 2009. The Company's net income and earnings per share were higher due to the items previously discussed.

Agricultural Segment Results

Agricultural segment results were as follows (amounts in thousands):

	2010	2009	% Increase
Net sales	$ 675,178	$ 563,528	20%
Gross profit	108,102	51,955	108%
Income from operations	91,953	26,980	241%

Net sales in the agricultural market were $675.2 million for the year ended December 31, 2010, as compared to $563.5 million in 2009. Agricultural segment sales for the first quarter of 2010 sales were lower by $36.2 million when compared to the first quarter of 2009. However, sales for the remainder of the year increased; more than offsetting the first quarter reduction.

Gross profit in the agricultural market was $108.1 million for the year 2010, as compared to $52.0 million in 2009. Income from operations in the agricultural market was $92.0 million for the year 2010, as compared to $27.0 million in 2009. The gross profit margin for 2010 was higher than 2009 primarily due to the negative margins in the second half of 2009 resulting from extended production facility shutdowns and improved plant utilization resulting from higher sales levels.

Earthmoving/Construction Segment Results

Earthmoving/construction segment results were as follows (amounts in thousands):

	2010	2009	% Increase (Decrease)
Net sales	$ 191,042	$ 144,589	32%
Gross profit	6,439	3,595	79%
Loss from operations	(1,457)	(7,999)	(82)%

The Company's earthmoving/construction market net sales were $191.0 million for the year ended December 31, 2010, as compared to $144.6 million in 2009. The sales in the earthmoving/construction segment have improved, yet remain at low levels, down over 30 percent when compared to 2008 or 2007. A primary reason for the low sales levels in this segment was the continued weakness in the construction areas related to the commercial, residential and infrastructure industries.

Gross profit in the earthmoving/construction market was $6.4 million for the year 2010, as compared to $3.6 million in 2009. The Company's earthmoving/construction market loss from operations was $(1.5) million for the year 2010, as compared to $(8.0) million in 2009. The higher gross profit in 2010 when compared to 2009 was primarily the result of substantially higher plant utilization rates that was partially offset by product inventory reserves of approximately $5 million for certain large earthmoving/construction tires.

Consumer Segment Results

Consumer segment results were as follows (amounts in thousands):

	2010	2009	% Increase (Decrease)
Net sales	$ 15,371	$ 19,482	(21)%
Gross profit	2,867	1,604	79%
Income (loss) from operations	2,542	(206)	n/a

Consumer market net sales were $15.4 million for the year ended December 31, 2010, as compared to $19.5 million in 2009. The continued reduction in consumer market sales was primarily attributed to the sustained contraction in consumer discretionary spending.

Gross profit from the consumer market was $2.9 million in 2010 as compared to $1.6 million in 2009. Consumer market income from operations was $2.5 million for the year 2010, as compared to loss from operations of $(0.2) million in 2009. The gross profit and income from operations in 2009 were negatively affected by the second half extended production facility shutdowns.

Segment Summary

(Amounts in thousands)

	Agricultural	Earthmoving/ Construction	Consumer	Corporate Expenses	Consolidated Totals
2010					
Net sales	$ 675,178	$ 191,042	$ 15,371	$ 0	$ 881,591
Gross profit (loss)	108,102	6,439	2,867	(3,479)	113,929
Income (loss) from operations	91,953	(1,457)	2,542	(52,254)	40,784
2009					
Net sales	$ 563,528	$ 144,589	$ 19,482	$ 0	$ 727,599
Gross profit (loss)	51,955	3,595	1,604	(1,189)	55,965
Income (loss) from operations	26,980	(7,999)	(206)	(37,669)	(18,894)

Corporate Expenses

Income from operations on a segment basis does not include corporate expenses or depreciation and amortization expense related to property, plant and equipment carried at the corporate level totaling $52.3 million for the year ended December 31, 2010, as compared to $37.7 million in 2009.

Corporate expenses for the year ended December 31, 2010, were composed of selling and marketing expenses of approximately $20 million and administrative expenses of approximately $32 million.

Corporate expenses for the year ended December 31, 2009, were composed of selling and marketing expenses of approximately $18 million and administrative expenses of approximately $20 million.

Selling & marketing expenses were approximately $2 million higher in 2010 as the result of higher sales levels. Corporate administrative expenses were approximately $12 million higher in 2010, when compared to 2009. Corporate administrative expenses were higher primarily as the result of (i) CEO and management incentive compensation which was approximately $6 million higher, (ii) legal and professional fees which were approximately $2 million higher due primarily to fees associated with potential acquisitions, and (iii) approximately $2 million additional group insurance expense.

FISCAL YEAR ENDED DECEMBER 31, 2009, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2008

RESULTS OF OPERATIONS

Highlights for the year ended December 31, 2009, compared to 2008 (amounts in thousands):

	2009	2008	% Decrease
Net sales	$ 727,599	$ 1,036,700	(30)%
Cost of sales	671,634	896,986	(25)%
Gross profit	55,965	139,714	(60)%
Gross profit percentage	*7.7%*	*13.5%*	

Net Sales

Net sales for the year ended December 31, 2009, were $727.6 million compared to $1,036.7 million for the year ended December 31, 2008. The significantly lower sales levels were primarily the result of reduced demand for the Company's products in all segments, a consequence of the worldwide recession and global economic crisis. Many of the Company's major customers implemented extended shutdowns during the second half of 2009, Titan in turn extended shutdowns at its production facilities to manage the lower demand. These items had a negative impact on Titan's annual 2009 sales for the agricultural market, down approximately 23%, earthmoving/construction market, down approximately 49%, and consumer market, down approximately 24%, when compared to the previous year.

Cost of Sales and Gross Profit

Cost of sales was $671.6 million for the year ended December 31, 2009, as compared to $897.0 million in 2008. The lower cost of sales resulted primarily from the significant reduction in the sales levels recorded in 2009.

Gross profit for the year 2009 was $56.0 million, or 7.7% of net sales, compared to $139.7 million, or 13.5% of net sales for 2008. In response to significantly lower demand from customers, Titan scheduled extended shutdowns at all Company production facilities during the second half of 2009. These extended shutdowns, in conjunction with lower production levels when operating, drastically reduced the Company's manufacturing efficiencies. These lower efficiencies resulted in the gross profit and percentage reductions. The major reduction in the operating results was primarily related to the significantly lower sales levels and the associated negative impact on the Company's operating margins.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were as follows (amounts in thousands):

	2009	2008	% Decrease
Selling, general and administrative	$ 46,734	$ 53,661	(13)%
Percentage of net sales	*6.4%*	*5.2%*	

Selling, general and administrative (SG&A) expenses were $46.7 million, or 6.4% of net sales, for the year ended December 31, 2009, as compared to $53.7 million, or 5.2% of net sales, for 2008. The Company continues to strive to achieve low administrative expenses. Titan was able to reduce SG&A expense by approximately $7 million as a result of the 2009 business contraction. Selling expenses were reduced by approximately $3 million and administrative expenses were reduced by approximately $4 million.

Research and Development Expenses

Research and development expenses were as follows (amounts in thousands):

	2009	2008	% Increase
Research and development	$ 8,850	$ 3,490	154%
Percentage of net sales	*1.2%*	*0.3%*	

Research and development (R&D) expenses were $8.9 million, or 1.2% of net sales, for the year ended December 31, 2009, as compared to $3.5 million, or 0.3% of net sales, for 2008. The additional R&D costs recorded during the year of approximately $5 million primarily related to the Giant OTR products.

Royalty Expense

Royalty expense was as follows (amounts in thousands):

	2009	2008	% Decrease
Royalty expense	$ 7,573	$ 9,242	(18)%

The Company has a license agreement with The Goodyear Tire & Rubber Company to manufacture and sell certain off-highway tires in North America under the Goodyear name. Royalty expenses were $7.6 million for the year ended December 31, 2009, as compared to $9.2 million in 2008. As sales subject to the license agreement were lower, the Company's royalty expense for 2009 was reduced accordingly.

Noncash Goodwill Impairment Charge

Noncash goodwill impairment charge was as follows (amounts in thousands):

	2009	2008	% Increase
Noncash goodwill charge	$ 11,702	$ 0	n/a

In the fourth quarter of 2009, the Company recorded a noncash charge for the impairment of goodwill of $11.7 million on both a pre-tax and after-tax basis. The charge was associated with the reporting units of the Company's agricultural ($6.9 million), earthmoving/construction ($3.6 million), and consumer ($1.2 million) segments. The Company performed a fourth quarter 2009 goodwill assessment using a discounted cash flow model that employed a 12.25% discount rate and 2.5% terminal growth rate assumption and an EBITDA multiple approach.

Income (loss) from Operations

Income (loss) from operations was as follows (amounts in thousands):

	2009	2008	% Decrease
Income (loss) from operations	$ (18,894)	$ 73,321	n/a
Percentage of net sales	*(2.6)%*	*7.1%*	

Loss from operations for the year ended December 31, 2009, was $(18.9) million, or (2.6) % of net sales, compared to income from operations of $73.3 million, or 7.1% of net sales, in 2008. The reduction in income from operations was the net result of the items previously discussed in the sales, cost of sales, administrative, royalty and noncash goodwill impairment charge line items.

Interest Expense

Interest expense was as follows (amounts in thousands):

	2009	2008	% Increase
Interest expense	$ 16,246	$ 15,122	7%

Interest expense for the year 2009 was $16.2 million compared to $15.1 million in 2008. The Company's interest expense for 2009 increased as a result of the higher year-end debt balances. The Company capitalized interest costs related to the giant OTR project of $2.0 million in 2009 and $3.2 million in 2008.

Gain (Loss) on Note Repurchase

Gain (loss) on note repurchase was as follows (amounts in thousands):

	2009	2008	% Increase
Gain (loss) on note repurchase	$ 1,398	$ 0	n/a

For the year ended December 31, 2009, the Company recorded a gain on a note repurchase of $1.4 million resulting from the Company's repurchase of $6.2 million of principal value of senior unsecured notes for approximately $4.8 million in the first quarter of 2009.

Noncash Titan Europe Plc charge

Noncash Titan Europe Plc charge was as follows (amounts in thousands):

	2009	2008	% Decrease
Noncash Titan Europe Plc charge	$ 0	$ (37,698)	(100)%

The unrealized loss on the Titan Europe Plc investment in 2008 was $(37.7) million. The unrealized loss was due to a substantial decline in Titan Europe Plc's publicly quoted price on the AIM market in London, England, at year end 2008. A noncash charge of $37.7 million was recorded at year end December 31, 2008.

Other Income

Other income was as follows (amounts in thousands):

	2009	2008	% Decrease
Other income	$ 1,740	$ 2,509	(31)%

Other income was $1.7 million for the year ended December 31, 2009, as compared to $2.5 million in 2008. The major items included in 2009 were: (i) investment gain on contractual obligations of $1.3 million; (ii) interest income of $0.2 million; and (iii) other income of $0.2 million.

The major items included in 2008 were: (i) dividend income from the Titan Europe Plc investment of $1.7 million; (ii) interest income of $1.4 million; (iii) investment loss on contractual obligations of $(1.9) million; and (iv) other income of $1.3 million.

Income Tax Provision (Benefit)

Income tax provision (benefit) was as follows (amounts in thousands):

	2009	2008	% Decrease
Income tax provision (benefit)	$ (7,357)	$ 9,673	n/a

The Company recorded an income tax benefit of $(7.4) million in 2009 and income tax expense of $9.7 million in 2008. The Company's effective tax rate was 23% in 2009 and 42% in 2008. The Company's income tax expense and rate differs from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of the $11.7 million noncash goodwill impairment charge. This noncash goodwill charge is not deductible for income tax purposes.

Net Income (Loss)

Net income (loss) was as follows (amounts in thousands):

	2009	2008	% Increase
Net income (loss)	$ (24,645)	$ 13,337	n/a

Net loss for the year ended December 31, 2009, was $(24.6) million, compared to net income of $13.3 million in 2008. Basic loss per share was $(.71) for the year ended December 31, 2009, as compared to earnings per share of $.39 in 2008. Diluted loss per share was $(.71) for the year ended December 31, 2009, as compared to earnings per share of $.38 in 2008. The Company's net income and earnings per share were lower due to the items previously discussed.

Agricultural Segment Results

Agricultural segment results were as follows (amounts in thousands):

	2009	2008	% Decrease
Net sales	$ 563,528	$ 729,895	(23)%
Gross profit	51,955	89,782	(42)%
Income from operations	26,980	74,241	(64)%

Net sales in the agricultural market were $563.5 million for the year ended December 31, 2009, as compared to $729.9 million in 2008. The significantly lower sales levels resulted from reduced demand for the Company's products, as many of the Company's major customers implemented extended shutdowns during the second half of 2009 as a consequence of the worldwide recession and economic crisis. Titan in turn scheduled extended shutdowns at its production facilities to manage lower demand.

Gross profit in the agricultural market was $52.0 million for the year 2009, as compared to $89.8 million in 2008. Income from operations in the agricultural market was $27.0 million for the year 2009, as compared to $74.2 million in 2008. The reduction in gross profit and income from operations in the agricultural market was primarily attributed to lower farm equipment sales and the corresponding reduction in manufacturing efficiencies associated with the agricultural segment. The income from operations was also decreased by a noncash goodwill impairment charge of $6.9 million.

Earthmoving/Construction Segment Results

Earthmoving/construction segment results were as follows (amounts in thousands):

	2009	2008	% Decrease
Net sales	$ 144,589	$ 281,008	(49)%
Gross profit	3,595	46,047	(92)%
Income (loss) from operations	(7,999)	38,422	n/a

The Company's earthmoving/construction market net sales were $144.6 million for the year ended December 31, 2009, as compared to $281.0 million in 2008. The significantly lower sales levels resulted from reduced demand for the Company's products, as many of the Company's major customers implemented extended shutdowns during the second half of 2009 as a consequence of the worldwide recession and economic crisis. Titan in turn scheduled extended shutdowns at its production facilities to manage lower demand. Also negatively impacting this segment was the major reduction in the construction market related to commercial, residential and infrastructure.

Gross profit in the earthmoving/construction market was $3.6 million for the year 2009, as compared to $46.0 million in 2008. The Company's earthmoving/construction market loss from operations was $(8.0) million for the year 2009, as compared to income from operations of $38.4 million in 2008. Gross profit and income from operations declined as a result of the major sales contraction and the substantial negative manufacturing efficiencies associated with the earthmoving/construction segment. The income from operations was also decreased by a noncash goodwill impairment charge of $3.6 million.

Consumer Segment Results

Consumer segment results were as follows (amounts in thousands):

	2009	2008	% Decrease
Net sales	$ 19,482	$ 25,797	(24)%
Gross profit	1,604	3,938	(59)%
Income (loss) from operations	(206)	3,303	n/a

Consumer market net sales were $19.5 million for the year ended December 31, 2009, as compared to $25.8 million in 2008. The reduction in consumer market sales is attributed to the large contraction in consumer discretionary spending resulting from the recession and economic crisis.

Gross profit from the consumer market was $1.6 million in 2009 as compared to $3.9 million in 2008. Consumer market loss from operations was $(0.2) million for the year 2009, as compared to income from operations of $3.3 million in 2008. Gross profit and income from operations declined primarily as a result of reduced sales levels and the negative manufacturing efficiencies related to the 2009 extended shutdowns. The income from operations was also reduced by a noncash goodwill impairment charge of $1.2 million.

Segment Summary

(Amounts in thousands)

2009	Agricultural	Earthmoving/ Construction	Consumer	Corporate Expenses	Consolidated Totals
Net sales	$ 563,528	$ 144,589	$ 19,482	$ 0	$ 727,599
Gross profit (loss)	51,955	3,595	1,604	(1,189)	55,965
Income (loss) from operations	26,980	(7,999)	(206)	(37,669)	(18,894)
2008					
Net sales	$ 729,895	$ 281,008	$ 25,797	$ 0	$ 1,036,700
Gross profit (loss)	89,782	46,047	3,938	(53)	139,714
Income (loss) from operations	74,241	38,422	3,303	(42,645)	73,321

Corporate Expenses

Income from operations on a segment basis does not include corporate expenses or depreciation and amortization expense related to property, plant and equipment carried at the corporate level totaling $37.7 million for the year ended December 31, 2009, as compared to $42.6 million in 2008.

Corporate expenses for the year ended December 31, 2009, were composed of selling and marketing expenses of approximately $18 million and administrative expenses of approximately $20 million.

Corporate expenses for the year ended December 31, 2008, were composed of selling and marketing expenses of approximately $20 million and administrative expenses of approximately $23 million.

The lower corporate expenses for 2009 as compared to the previous year resulted from cost reductions and reduced spending due to the lower sales levels.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

As of December 31, 2010, the Company had $239.5 million of cash within various bank accounts. The cash balance increased by $10.3 million from December 31, 2009, due to the following items.

(amounts in thousands)	Year ended December 31, 2010	2009	Change
Cash	$ 239,500	$ 229,182	$ 10,318

Operating Cash Flows

Summary of cash flows from operating activities:

(Amounts in thousands)	Year ended December 31, 2010	2009	Change
Net income (loss)	$ 358	$ (24,645)	$ 25,003
Depreciation and amortization	37,567	34,296	3,271
Deferred income tax provision	1,476	(2,950)	4,426
(Gain) loss on note repurchase	14,573	(1,398)	15,971
Noncash goodwill impairment charge	0	11,702	(11,702)
Accounts receivable	(21,491)	59,018	(80,509)
Inventories	(17,846)	37,170	(55,016)
Accounts payable	11,035	(41,301)	52,336
Other current liabilities	11,426	(462)	11,888
Other operating activities	13,613	883	12,730
Cash provided by operating activities	$ 50,711	$ 72,313	$ (21,602)

For the year ended December 31, 2010, operating activities provided cash of $50.7 million which included net income of $0.4 million, an increase in accounts payable of $11.0 million, an increase in other current liabilities of $11.4 million and cash flows from other operating activities of $13.6 million. Net income included noncash charges of $37.6 million for depreciation and amortization and a $14.6 million loss on note repurchase. Positive cash flows were offset by increases in accounts receivable and inventory of $21.5 million and $17.8 million, respectively.

In comparison, for the year ended December 31, 2009, operating activities provided cash of $72.3 million. This cash was primarily provided by decreases in accounts receivable of $59.0 million and inventories of $37.2 million. Positive cash flows were offset by net loss of $(24.6) million and decreases in accounts payable of $41.3 million. Included as a reduction to net income were noncash charges of $34.3 million for depreciation and amortization and $11.7 million for the noncash goodwill impairment charge.

Operating cash flows decreased $21.6 million from the year ended December 31, 2009, to December 31, 2010. Net income for 2010 increased $25.0 million from the loss in 2009. When comparing 2010 to 2009, cash flows from accounts receivable and inventories decreased $80.5 million and $55.0 million, respectively. These decreases were offset by increases in cash flow from accounts payable of $52.3 million. The increases in accounts receivable and accounts payable is the result of significantly higher fourth quarter sales, which increased approximately 59% when comparing the fourth quarter of 2010 to the fourth quarter of 2009. The inventory increase in 2010 was due to rebuilding inventory balances from the substantially reduced year-end 2009 inventory levels.

For the year ended December 31, 2008, operating activities provided cash of $51.2 million. This cash was primarily provided by net income of $13.3 million and an increase of $21.6 million in accounts payable. Positive cash flows were offset by increases in accounts receivable of $28.1 million and inventories of $19.3 million. Included as a reduction to net income were noncash charges of $30.4 million for depreciation and amortization and $24.5 million for the noncash Titan Europe Plc charge.

Operating cash flows increased $21.1 million from the year ended December 31, 2008, to December 31, 2009. This increase was largely the result of cash flows from accounts receivable and inventories increasing $87.2 million and $56.4 million, respectively. These increases in cash flows from 2008 to 2009 were offset by decreases in cash flow from accounts payable of $62.9 million and decreased net income. In 2008, accounts receivable, inventories and accounts payable were higher to support record sales levels. In 2009, as a result of significantly lower sales levels, the Company brought the levels of accounts receivable, inventories and accounts payable down dramatically.

Investing Cash Flows

Summary of cash flows from investing activities:

(Amounts in thousands)	Year ended December 31,		
	2010	2009	Change
Capital expenditures	$ (28,854)	$ (39,537)	$ 10,683
Acquisition of shares of Titan Europe Plc	0	(2,399)	2,399
Other investing activities	106	1,042	(936)
Cash used for investing activities	$ (28,748)	$ (40,894)	$ 12,146

Net cash used for investing activities was $28.7 million in 2010, as compared to $40.9 million in 2009 and $79.8 million in 2008. The Company invested a total of $28.9 million in capital expenditures in 2010, compared to $39.5 million in 2009 and $80.0 million in 2008. In 2010, approximately $7 million of the capital expenditures related to the purchase of Denman Tire molds and equipment. Capital expenditures include Giant OTR Project expenditures of approximately $23 million in 2009 and approximately $60 million in 2008. The remaining capital expenditures of approximately $22 million in 2010, approximately $16 million in 2009, and approximately $20 million in 2008, represent various equipment purchases and improvements to enhance production capabilities of Titan's existing business.

Cash used for investing decreased $12.1 million from the year ended December 31, 2009, to December 31, 2010. This reduction in cash use was primarily the result of less cash being used for capital expenditures related to the Giant OTR project.

Financing Cash Flows

Summary of cash flows from financing activities:

(Amounts in thousands)	Year ended December 31,		
	2010	2009	Change
Proceeds from borrowings	$ 200,000	$ 172,500	$ 27,500
Repurchase of senior notes	(206,166)	(4,726)	(201,440)
Payments on credit facility	0	(25,000)	25,000
Proceeds from exercise of stock options	285	1,142	(857)
Payment of financing fees	(5,057)	(7,107)	2,050
Other financing activities	(707)	(704)	(3)
Cash provided by (used for) financing activities	$ (11,645)	$ 136,105	$(147,750)

Net cash used for financing activities was $11.6 million in 2010. $206.2 million was used to repurchase senior notes and $5.1 million was used for payment of financing fees. This was offset by proceeds from the issuance of $200.0 million of 7.875 % senior secured notes due 2017.

Net cash provided by financing activities was $136.1 million in 2009. This cash was provided primarily by 5.625% convertible senior subordinated notes proceeds of $172.5 million. This was offset by payments on the Company's credit facility of $25 million, payment of financing fees of $7.1 million and repurchase of senior notes of $4.7 million.

Net cash provided by financing activities was $32.0 million in 2008. This cash was provided primarily by revolving credit facility proceeds of $25.0 million. The exercise of stock options provided $3.5 million and excess tax benefit from stock options exercised provided $4.1 million.

Financing cash flows decreased by $147.8 million when comparing 2010 to 2009. Also, financing cash flows increased $104.1 million when comparing 2009 to 2008. The large changes from year to year are primarily the result of changes in debt activity.

Debt Covenants

The Company's revolving credit facility (credit facility) contains various covenants and restrictions. The financial covenants in this agreement require that:

- Collateral coverage be equal to or greater than 1.2 times the outstanding credit facility balance.
- If the 30-day average of the outstanding credit facility balance exceeds $70 million, the fixed charge coverage ratio be equal to or greater than a 1.1 to 1.0 ratio.

Restrictions include:

- Limits on payments of dividends and repurchases of the Company's stock.
- Restrictions on the ability of the Company to make additional borrowings, or to consolidate, merge or otherwise fundamentally change the ownership of the Company.
- Limitations on investments, dispositions of assets and guarantees of indebtedness.
- Other customary affirmative and negative covenants.

These covenants and restrictions could limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments, to raise additional debt or equity capital, to pay dividends or to take advantage of business opportunities, including future acquisitions. The failure by Titan to meet these covenants could result in the Company ultimately being in default on these loan agreements.

The Company was in compliance with these covenants and restrictions as of December 31, 2010. The collateral coverage ratio was not applicable as there were no outstanding borrowings under the revolving credit facility at December 31, 2010. The fixed charge coverage ratio did not apply for the quarter ended December 31, 2010.

Other Issues

The Company's business is subject to seasonal variations in sales that affect inventory levels and accounts receivable balances. Historically, Titan tends to experience higher sales in the first and second quarters. However, in 2010, Titan experienced higher sales in the third and fourth quarters due to improved demand in the agricultural and earthmoving/construction segments.

LIQUIDITY OUTLOOK

At December 31, 2010, the Company had $239.5 million of cash and cash equivalents and no outstanding borrowings on the Company's $100 million credit facility. Titan expects to contribute approximately $3 million to its frozen defined benefit pension plans during 2011.

In January 2011, Titan was approached by a note holder of the Company's 5.625% Convertible Senior Subordinated Notes due 2017 (the "Convertible Notes"), with an offer to exchange the note holder's Convertible Notes for the Company's common stock. The two parties privately negotiated an agreement to exchange (the "Exchange Agreement") approximately $59.6 million in aggregate principal amount of the Convertible Notes for up to approximately 6.6 million shares of the Company's common stock, plus a payment for the accrued and unpaid interest. The exchange was closed on January 19, 2011. The Convertible Notes exchanged represented approximately 35% of the outstanding Convertible Notes. In the first quarter of 2011, the Company will recognize a noncash charge of approximately $16 million in connection with this exchange in accordance with ASC 470-20 Debt – Debt with Conversion and Other Options.

Capital expenditures for 2011 are forecasted to be approximately $15 million to $20 million. Cash payments for interest are currently forecasted to be approximately $22 million in 2011 based on year-end 2010 debt balances adjusted for the January 2011 convertible debt exchange.

In December 2010, Titan announced that it had entered into agreements with the Goodyear Tire & Rubber Company to buy their European and Latin American farm tire businesses, including a licensing agreement that will allow Titan to manufacture and sell Goodyear-brand farm tires in Europe, Africa, Eastern Europe, Russia, Latin America and North America. The Latin American portion of the transaction is expected to close in the first half of 2011 for approximately $100 million of cash consideration. The European portion of the transaction is subject to the exercise of a put option by Goodyear following completion of a social plan and is anticipated to close no earlier than the end of 2011 for an amount of approximately $30 million of cash consideration.

Subject to the terms of indebtedness, the Company may finance future acquisitions with cash on hand, cash from operations, additional indebtedness and/or by issuing additional equity securities.

Cash on hand, anticipated internal cash flows from operations and utilization of remaining available borrowings are expected to provide sufficient liquidity for working capital needs, capital expenditures and potential acquisitions. If the Company were to exhaust all currently available working capital sources or not meet the financial covenants and conditions of its loan agreements, the Company's ability to secure additional funding would be negatively impacted.

INFLATION

The Company is subject to the effect of price fluctuations. During 2010, 2009 and 2008, the Company realized price increases for certain purchases of steel and rubber used in the manufacture of its products. While the cost outlook for commodities used in the Company's production is not certain, management believes it can manage these inflationary pressures by introducing appropriate sales price adjustments. However, these price adjustments usually lag the inflationary pressures.

CONTRACTUAL OBLIGATIONS

The Company's contractual obligations at December 31, 2010, consisted of the following (amounts in thousands):

		Payments due by period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
7.875% senior secured notes due 2017	$ 200,000	$ 0	$ 0	$ 0	$ 200,000
5.625% senior subordinated convertible notes due 2017 (a)	112,881	0	0	0	112,881
8% senior unsecured notes due 2012	1,064	0	1,064	0	0
Interest expense (b)	132,734	22,232	44,203	44,199	22,100
Operating leases	449	370	78	1	0
Purchase obligations	4,829	2,180	2,649	0	0
Other long-term liabilities (c)	25,700	3,000	7,700	6,700	8,300
Royalty payment (d)	18,600	9,300	9,300	0	0
Total	$ 496,257	$ 37,082	$ 64,994	$ 50,900	$ 343,281

(a) The December 31, 2010, convertible note balance has been adjusted for the January 19, 2011, exchange agreement in which a note holder exchanged convertible notes for stock.

(b) Interest expense is estimated based on the Company's year-end 2010 debt balances, maturities and interest rates. The estimates have been decreased for the known decrease in the convertible notes balance on January 19, 2011. The estimates assume no credit facility borrowings. The Company's actual debt balances and interest rates may fluctuate in the future. Therefore, actual interest payments may vary from those payments detailed in the above table.

(c) Other long-term liabilities represent the Company's estimated funding requirements for the frozen defined benefit pension plans. The Company's liability for pensions is based on a number of assumptions, including discount rates, rates of return on investments, mortality rates and other factors. Certain of these assumptions are determined with the assistance of outside actuaries. Assumptions are based on past experience and anticipated future trends and are subject to a number of risks and uncertainties and may lead to significantly different pension liability funding requirements.

(d) The Company pays a royalty relating to a license agreement with The Goodyear Tire & Rubber Company to manufacture and sell certain off-highway tires in North America. Titan currently plans to continue using the Goodyear trademark until circumstances require a change. Titan's royalty payment to Goodyear for the next two years, the current term of the agreement, using the annual 2010 royalty payment of approximately $9.3 million as an estimate would total approximately $18.6 million. The actual royalty amount paid to Goodyear in the future will vary based on the sales of certain off-highway tires in North America and the continuation of the license agreement.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material off-balance sheet arrangements.

MARKET RISK SENSITIVE INSTRUMENTS

Exchange Rate Sensitivity

The Company is exposed to fluctuations in the British pound and Euro world currencies. Titan does not hedge foreign currency transaction or translation exposures. The Company's net investment in foreign entities translated into U.S. dollars was $22.7 million at December 31, 2010, and $6.5 million at December 31, 2009. The hypothetical potential loss in value of the Company's net investment in foreign entities resulting from a 10% adverse change in foreign currency exchange rates at December 31, 2010, would amount to approximately $2.3 million.

Commodity Price Sensitivity

The Company does not generally enter into long-term commodity contracts and does not use derivative commodity instruments to hedge its exposures to commodity market price fluctuations. Therefore, the Company is exposed to price fluctuations of its key commodities, which consist primarily of steel and rubber. The Company attempts to pass on certain material price increases and decreases to its customers, depending on market conditions.

Interest Rate Sensitivity

- **Revolving credit facility** The Company has a $100 million credit facility that has a variable interest rate. If the credit facility were fully drawn, a change in the interest rate of 100 basis points, or 1%, would change the Company's interest expense by approximately $1.0 million. At December 31, 2010, there were no borrowings under the credit facility.
- **8% senior unsecured notes due 2012** At December 31, 2010, the fair value of the 8% senior unsecured notes due January 2012, based on market prices obtained through independent pricing sources, was approximately $1.2 million, compared to a carrying value of $1.1 million.
- **5.625% convertible senior subordinated notes due 2017** At December 31, 2010, the fair value of the 5.625% convertible senior subordinated notes due January 2017, based on market prices obtained through independent pricing sources, was approximately $362.9 million, compared to a carrying value of $172.5 million.
- **7.875% senior secured notes due 2017** At December 31, 2010, the fair value of the 7.875% senior secured notes due 2017, based on market prices obtained through independent pricing sources, was approximately $213.0 million, compared to a carrying value of $200.0 million.

MARKET CONDITIONS AND OUTLOOK

The on-going uncertainty in domestic and global economic conditions makes it difficult to forecast future sales levels. In 2010, Titan experienced higher sales when compared to the depressed sales levels in the second half of 2009. During the second half of 2009, Titan implemented extended shutdowns in conjunction with many of the Company's major customers, which resulted in a steep drop in sales. The Company did not implement any extended shutdowns in the second half of 2010 and is not currently anticipating the need for extended shutdowns in 2011. The Company continues to see signs that the market for Titan's products experienced the bottom of a cycle in late 2009 and early 2010. The Company is currently pursuing opportunities to increase sales of certain products related to the super giant tire project. If the Company is unsuccessful with these sales efforts, Titan may record additional reserves for this product inventory, adversely affecting Titan's financial results.

Energy, raw material and petroleum-based product costs have been exceptionally volatile and may negatively impact the Company's margins. Many of Titan's overhead expenses are fixed; therefore, lower seasonal trends may cause negative fluctuations in quarterly profit margins and affect the financial condition of the Company.

The labor agreements for the Company's Bryan, Ohio and Freeport, Illinois, facilities expired on November 19, 2010, for the employees covered by their respective collective bargaining agreements, which account for approximately 29% of the Company's employees in the United States. As of December 31, 2010, the employees of these two facilities were working without a contract under the terms of the Company's latest offer.
Titan's business operations may be negatively affected if agreements are not reached or as a result of labor disputes, difficulties and delays in the process of renegotiating the Company's collective bargaining agreements.

AGRICULTURAL MARKET OUTLOOK

Agricultural market sales were higher in 2010 when compared to the second half of 2009. Agricultural market sales were at reduced levels in the second half of 2009 as the result of extended shutdowns. Titan expects the agricultural market sales levels of the second half of 2010 to continue into 2011. The increase in the global population and the rising middle class in emerging countries may help grow future demand. The gradual increase in the use of biofuels may help sustain future production. Many variables, including weather, grain prices, export markets and future government policies and payments can greatly influence the overall health of the agricultural economy.

EARTHMOVING/CONSTRUCTION MARKET OUTLOOK

Earthmoving and mining sales continue to improve from the low levels of the second half of 2009. Metals, oil and gas prices have increased from 2009's lows. Although they may fluctuate in the short-term, in the long-term, these prices are expected to remain at levels that are attractive for continued investment, which should help support future earthmoving and mining sales. The decline in the United States housing market continues to cause a lower demand for equipment used for construction. The earthmoving/construction segment is affected by many variables, including commodity prices, road construction, infrastructure, government appropriations, housing starts and the on-going banking and credit issues. For 2011, the Company expects a gradual improvement in sales to continue.

CONSUMER MARKET OUTLOOK

Consumer discretionary spending has experienced a major contraction as a result of on-going economic issues, housing market decline, and high unemployment rates. Many of the Company's consumer market sales are ultimately used in items which fall into the discretionary spending category. Many factors continue to affect the consumer market including weather, competitive pricing, energy prices and consumer attitude. For 2011, the Company expects continued weakness in consumer spending related to Titan's consumer market.

PENSIONS

The Company has three frozen defined benefit pension plans and one defined benefit plan that previously purchased a final annuity settlement. These plans are described in Note 20 of the Company's Notes to Consolidated Financial Statements.

The Company's recorded liability for pensions is based on a number of assumptions, including discount rates, rates of return on investments, mortality rates and other factors. Certain of these assumptions are determined by the Company with the assistance of outside actuaries. Assumptions are based on past experience and anticipated future trends. These assumptions are reviewed on a regular basis and revised when appropriate. Revisions in assumptions and actual results that differ from the assumptions affect future expenses, cash funding requirements and the carrying value of the related obligations. During the year ended December 31, 2010, the Company contributed cash funds of $1.8 million to the frozen defined benefit pension plans. Titan expects to contribute approximately $3 million to these frozen defined benefit pension plans during 2011.

Titan's projected benefit obligation at December 31, 2010, was $98.8 million as compared to $93.7 million at December 31, 2009. The Company's defined benefit pension plans were underfunded by $25.7 million at December 31, 2010. During 2010, the Company recorded net periodic pension expense of $4.0 million. Accumulated other comprehensive loss recorded for defined benefit pension plans, net of tax, was $27.4 million and $28.0 million at December 31, 2010 and 2009, respectively. Other comprehensive income (loss) is recorded as a direct charge to stockholders' equity and does not affect net income. Titan will be required to record net periodic pension cost in the future; these costs may fluctuate based upon revised assumptions and could negatively affect the Company's financial position, cash flows and results of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." This guidance requires new disclosures for transfers in and out of Level 1 and Level 2 fair value measurements. This guidance requires separate presentation about purchases, sales, issuances, and settlements for activity in Level 3 fair value measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The guidance for new disclosures and clarifications of existing disclosures was effective for reporting periods beginning after December 15, 2009. The adoption of this part of the guidance had no material effect on the Company's financial position, results of operations or cash flows. The guidance related to presentation of Level 3 fair value measurements is effective for fiscal years beginning after December 15, 2010. The adoption of this part of the guidance is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

Receivables

In July 2010, FASB issued ASU No. 2010-20, "Receivables (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." This guidance amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. The disclosures as of the end of a reporting period were effective for reporting periods ending on or after December 15, 2010. The adoption of this part of the guidance had no material effect on the Company's financial position, results of operations or cash flows. The disclosures about activity that occurs during a reporting period are effective for reporting periods beginning on or after December 15, 2010. The adoption of this part of the guidance is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

Business Combinations

In December 2010, FASB issued ASU No. 2010-29, "Business Combinations (Topic 805) – Disclosure of Supplementary Pro Forma Information for Business Combinations." This update addresses diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this guidance is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to Item 7, Part II of this report.

ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to Item 15, Part IV of this report, "Exhibits, Financial Statement Schedules."

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's principal executive officer and principal financial officer have concluded the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective as of the end of the period covered by this Form 10-K based on an evaluation of the effectiveness of disclosure controls and procedures.

Changes in Internal Controls

There were no material changes in internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the fourth quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 9B – OTHER INFORMATION

None.

PART III

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

The information required by this item regarding the Company's directors is incorporated by reference to the Company's 2011 Proxy Statement under the captions "Election of Mr. Cashin, Mr. Febbo and Mr. Quain as Directors," "Directors Continuing in Office," "Committees and Meetings of the Board of Directors" and "Corporate Governance."

Executive Officers

The names, ages and positions of all executive officers of the Company are listed below, followed by a brief account of their business experience during the past five years. Officers are normally appointed annually by the Board of Directors at a meeting immediately following the Annual Meeting of Stockholders. The Chief Executive Officer and Secretary are brother and sister. There is no arrangement or understanding between any officer and any other person pursuant to which an officer was selected.

Maurice M. Taylor Jr., 66, has been Chief Executive Officer and a Director of the Company since 1990, when Titan was acquired in a management-led buyout by investors, including Mr. Taylor. Mr. Taylor served as President of the Company from 1990 to 2005 and was appointed Chairman in 2005.

Paul G. Reitz, 38, joined the Company in July 2010 as Chief Financial Officer. Before joining Titan, Mr. Reitz was chief accounting officer at Carmike Cinemas, Inc. Mr. Reitz previously served as Controller at Yellowbook USA Inc. from April 2002 to July 2008.

Kent W. Hackamack, 52, served as Corporate Controller of the Company from 1994 to 1996. Mr. Hackamack was appointed Vice President of Finance and Treasurer in 1996. In July 2010, Mr. Hackamack was named executive vice president of corporate development.

Cheri T. Holley, 63, joined the Company in 1994 as General Counsel and Secretary. Ms. Holley was appointed Vice President in 1996.

Section 16(a) beneficial ownership reporting compliance

The information required by this item regarding beneficial ownership reporting compliance is incorporated by reference to the Company's 2011 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

Business conduct policy

The Company adopted a business conduct policy, which is applicable to directors, officers and employees. The Company has also adopted corporate governance guidelines. The business conduct policy and corporate governance guidelines are available under the investor information category of the Company's website, www.titan-intl.com. The Company intends to satisfy disclosure requirements regarding amendments to or waivers from its business conduct policy by posting such information on its website. A printed copy of the business conduct policy and corporate governance guidelines are available, without charge, by writing to: Titan International, Inc., c/o Corporate Secretary, 2701 Spruce Street, Quincy, IL 62301.

ITEM 11 – EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the Company's 2011 Proxy Statement under the caption "Compensation of Executive Officers."

ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except for the information concerning equity compensation plans, the information required by this item is incorporated by reference to the Company's 2011 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management."

The following table provides information about shares of Titan common stock that may be issued under Titan's equity compensation plans, as of December 31, 2010:

Plan Category	(i) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(ii) Weighted-average exercise price of outstanding options, warrants and rights	(iii) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (i))
Equity compensation plans approved by security holders	829,224 (a)	13.75	722,782
Equity compensation plans not approved by security holders	0	n/a	0
Total	829,224	13.75	722,782

(a) Amount includes outstanding stock options under the Company's 1994 Non-Employee Director Stock Option Plan and 2005 Equity Incentive Plan.

For additional information regarding the Company's stock option plans, please see Note 21 of the Company's Notes to Consolidated Financial Statements.

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the Company's 2011 Proxy Statement under the caption "Related Party Transactions" and "Corporate Governance" and also appears in Note 25 of the Company's Notes to Consolidated Financial Statements.

ITEM 14 – PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to the Company's 2011 Proxy Statement under the caption "Audit and Other Fees."

PART IV

ITEM 15 – EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

2. Financial Statement Schedule

3. Exhibits

The accompanying Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN INTERNATIONAL, INC.
(Registrant)

Date: February 23, 2011 **By:** /s/ MAURICE M. TAYLOR JR.
Maurice M. Taylor Jr.
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 23, 2011.

Signatures	Capacity
/s/ MAURICE M. TAYLOR JR. Maurice M. Taylor Jr.	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ PAUL G. REITZ Paul G. Reitz	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ J. MICHAEL A. AKERS J. Michael A. Akers	Director
/s/ ERWIN H. BILLIG Erwin H. Billig	Director
/s/ RICHARD M. CASHIN JR. Richard M. Cashin Jr.	Director
/s/ ALBERT J. FEBBO Albert J. Febbo	Director
/s/ MITCHELL I. QUAIN Mitchell I. Quain	Director
/s/ ANTHONY L. SOAVE Anthony L. Soave	Director

TITAN INTERNATIONAL, INC.
Exhibit Index
Annual Report on Form 10-K

Exhibit No.	DESCRIPTION
3.1 (a)	Amended Restated Articles of Incorporation of the Company
3.2 (b)	Bylaws of the Company
4.1 (c)	Indenture between the Company and U.S. Bank National Association dated December 28, 2006
4.2 (d)	First Supplemental Indenture dated September 14, 2010 to December 28, 2006 Indenture between the Company and U.S. Bank National Association
4.3 (e)	Indenture between the Company and U.S. Bank National Association dated December 21, 2009
4.4 (d)	Indenture between the Company and U.S. Bank National Association dated October 1, 2010
10.1 (f)	1994 Non-Employee Director Stock Option Plan
10.2 (g)	2005 Equity Incentive Plan
10.3 (h)	Amended and Restated Credit Agreement among the Company and Bank of America, N.A. dated as of January 30, 2009
10.4 (i)	First Amendment to Amended and Restated Credit Agreement dated as of September 9, 2010
10.5 (j)	Second Amendment to Amended and Restated Credit Agreement dated as of January 7, 2011
10.6 (j)	Form of Exchange Agreement for 5.625% Convertible Senior Subordinated Notes due 2017
10.7 (k)	Maurice M. Taylor, Jr. Employment Agreement
10.8 (k)	Kent W. Hackamack Employment Agreement
10.9 (k)	Cheri T. Holley Employment Agreement
10.10*	Maurice M. Taylor, Jr. Employment Agreement Amendment
10.11 (a)	Trademark License Agreement with The Goodyear Tire & Rubber Company **
10.12 (a)	Supply Agreement with Deere & Company – August 2006 **
10.13 (a)	Supply Agreement with Deere & Company – April 2008 **
10.14*	Wheel Purchase Agreement with Deere & Company – November 2010 **
10.15*	Purchase Agreement – Latin America between The Goodyear Tire & Rubber Company and Titan Tire Corporation dated December 13, 2010
10.16 *	Put Option between The Goodyear Tire & Rubber Company, Goodyear Dunlop Tires France SA and Titan Tire Corporation dated December 13, 2010
21*	Subsidiaries of the Registrant
23*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith

** Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(a) Incorporated by reference to the same numbered exhibit contained in the Company's Form 10-Q for the quarterly period ended September 30, 2010 (No. 1-12936).

(b) Incorporated by reference to the same numbered exhibit contained in the Company's Registration Statement on Form S-4 (No. 33-69228).

(c) Incorporated by reference to the same numbered exhibit contained in the Company's Form S-4 (No. 333-141865).

(d) Incorporated by reference to the same numbered exhibit contained in the Company's Current Report on Form 8-K filed October 5, 2010. (No. 1-12936).

(e) Incorporated by reference to the same numbered exhibit contained in the Company's Current Report on Form 8-K filed on December 21, 2009 (No. 1-12936).

(f) Incorporated by reference to the Company's Registration Statement on Form S-3 (No. 333-61743).

(g) Incorporated by reference to Appendix A of the Company's Definitive Proxy Statement filed on March 30, 2005.

(h) Incorporated by reference to the same numbered exhibit contained in the Company's Form 10-K for the year ended December 31, 2009 (No 1-12936).

(i) Incorporated by reference to the same numbered exhibit contained in the Company's Current Report on Form 8-K filed on September 9, 2010 (No. 1-12936).

(j) Incorporated by reference to the same numbered exhibit contained in the Company's Current Report on Form 8-K filed on January 7, 2011 (No. 1-12936).

(k) Incorporated by reference to the same numbered exhibit contained in the Company's Form 10-Q for the quarterly period ended June 30, 2006 (No. 1-12936).

Management's Responsibility for Financial Statements

Management is responsible for the preparation of the Company's consolidated financial statements included in this annual report on Form 10-K. Management believes that the consolidated financial statements fairly reflect the Company's financial transactions and the financial statements reasonably present the Company's financial position and results of operations in conformity with accounting principles generally accepted in the United States of America.

The Board of Directors of the Company has an Audit Committee comprised entirely of outside directors who are independent of management. The Committee meets periodically with management, the internal auditors and the independent registered public accounting firm to review accounting control, auditing and financial reporting matters. The Audit Committee is responsible for the appointment of the independent registered public accounting firm and approval of their fees.

The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statements as of December 31, 2010, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has performed an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, based on criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded the Company maintained effective internal control over financial reporting as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is presented in this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of
Titan International, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index under Item 15(a)(1) present fairly, in all material respects, the financial position of Titan International Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page F-1. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
St. Louis, MO
February 23, 2011

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except per share data)

	Year ended December 31,		
	2010	**2009**	**2008**
Net sales	$ 881,591	$ 727,599	$1,036,700
Cost of sales	767,662	671,634	896,986
Gross profit	113,929	55,965	139,714
Selling, general and administrative expenses	57,565	46,734	53,661
Research and development expenses	6,317	8,850	3,490
Royalty expense	9,263	7,573	9,242
Noncash goodwill impairment charge	0	11,702	0
Income (loss) from operations	40,784	(18,894)	73,321
Interest expense	(26,667)	(16,246)	(15,122)
Gain (loss) on note repurchase	(14,573)	1,398	0
Noncash Titan Europe Plc charge	0	0	(37,698)
Other income	1,105	1,740	2,509
Income (loss) before income taxes	649	(32,002)	23,010
Income tax provision (benefit)	291	(7,357)	9,673
Net income (loss)	$ 358	$ (24,645)	$ 13,337
Earnings (loss) per common share:			
Basic	$.01	$(.71)	$.39
Diluted	.01	(.71)	.38
Average common shares and equivalents outstanding:			
Basic	34,896	34,708	34,410
Diluted	35,391	34,708	34,838

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data)

	December 31,	
Assets	**2010**	**2009**
Current assets		
Cash and cash equivalents	$ 239,500	$ 229,182
Accounts receivable (net of allowance of $3,889 and $3,958, respectively)	89,004	67,513
Inventories	127,982	110,136
Deferred income taxes	12,791	11,108
Prepaid and other current assets	18,663	27,277
Total current assets	487,940	445,216
Property, plant and equipment, net	248,054	254,461
Deferred income taxes	0	7,253
Other assets	51,476	29,533
Total assets	$ 787,470	$ 736,463
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 35,281	$ 24,246
Other current liabilities	57,072	45,826
Total current liabilities	92,353	70,072
Long-term debt	373,564	366,300
Deferred income taxes	1,970	0
Other long-term liabilities	41,268	38,138
Total liabilities	509,155	474,510
Commitments and contingencies: Notes 12, 22 and 23		
Stockholders' equity		
Common stock (no par, 120,000,000 shares authorized, 37,475,288 issued)	30	30
Additional paid-in capital	300,540	299,519
Retained earnings	16,028	16,377
Treasury stock (at cost, 2,108,561 and 2,214,347 shares, respectively)	(19,324)	(20,274)
Treasury stock reserved for contractual obligations	(1,917)	(5,393)
Accumulated other comprehensive loss	(17,042)	(28,306)
Total stockholders' equity	278,315	261,953
Total liabilities and stockholders' equity	$ 787,470	$ 736,463

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(All amounts in thousands, except share data)

	Number of common shares	Common Stock	Additional paid-in capital	Retained earnings	Treasury stock	Treasury stock reserved for contractual obligations	Accumulated other comprehensive income (loss)	Total
Balance January 1, 2008	#34,183,484	$30	$303,908	$ 29,012	$(29,384)	$ 0	$ (31,044)	$ 272,522
Comprehensive income (loss):								
Net income				13,337				13,337
Noncash Titan Europe Plc charge							14,249	14,249
Pension liability adjustments, net of tax							(17,964)	(17,964)
Comprehensive income								9,622
Dividends paid on common stock				(623)				(623)
Noncash Titan Europe Plc charge			(10,471)					(10,471)
Cash paid for fractional shares resulting from stock split			(70)					(70)
Exercise of stock options	313,463		5,389		2,278			7,667
Issuance of treasury stock for funding contractual obligations on employee contracts	512,640		898		4,603	(5,501)		0
Issuance of treasury stock under 401(k) plan	22,097		370		171			541
Balance December 31, 2008	35,031,684	30	300,024	41,726	(22,332)	(5,501)	(34,759)	279,188
Comprehensive income (loss):								
Net loss				(24,645)				(24,645)
Pension liability adjustments, net of tax							5,538	5,538
Unrealized gain on investment, net of tax							915	915
Comprehensive loss								(18,192)
Dividends paid on common stock				(704)				(704)
Exercise of stock options	170,000		(384)		1,526			1,142
Contractual obligation transactions			(7)			108		101
Issuance of treasury stock under 401(k) plan	59,257		(114)		532			418
Balance December 31, 2009	35,260,941	30	299,519	16,377	(20,274)	(5,393)	(28,306)	261,953
Comprehensive income:								
Net income				358				358
Pension liability adjustments, net of tax							710	710
Unrealized gain on investment, net of tax							10,554	10,554
Comprehensive income								11,622
Dividends paid on common stock				(707)				(707)
Exercise of stock options	56,250		(220)		505			285
Stock-based compensation			201					201
Contractual obligation transactions			999			3,476		4,475
Issuance of treasury stock under 401(k) plan	49,536		41		445			486
Balance December 31, 2010	#35,366,727	$ 30	$ 300,540	$ 16,028	$ (19,324)	$ (1,917)	$ (17,042)	$ 278,315

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year ended December 31,		
Cash flows from operating activities:	**2010**	**2009**	**2008**
Net income (loss)	$ 358	$ (24,645)	$ 13,337
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	37,567	34,296	30,368
Deferred income tax provision	1,476	(2,950)	13,987
(Gain) loss on note repurchase	14,573	(1,398)	0
Noncash goodwill impairment charge	0	11,702	0
Noncash Titan Europe Plc charge	0	0	24,504
Stock-based compensation	201	0	0
Excess tax benefit from stock options exercised	0	0	(4,131)
Issuance of treasury stock under 401(k) plan	486	418	541
(Increase) decrease in assets:			
Accounts receivable	(21,491)	59,018	(28,137)
Inventories	(17,846)	37,170	(19,258)
Prepaid and other current assets	8,614	(5,615)	(3,823)
Other assets	91	(2,031)	575
Increase (decrease) in liabilities:			
Accounts payable	11,035	(41,301)	21,555
Other current liabilities	11,426	(462)	6,393
Other liabilities	4,221	8,111	(4,741)
Net cash provided by operating activities	50,711	72,313	51,170
Cash flows from investing activities:			
Capital expenditures	(28,854)	(39,537)	(79,953)
Acquisition of shares of Titan Europe Plc	0	(2,399)	0
Other	106	1,042	104
Net cash used for investing activities	(28,748)	(40,894)	(79,849)
Cash flows from financing activities:			
Proceeds from borrowings	200,000	172,500	0
Repurchase of senior notes	(206,166)	(4,726)	0
Proceeds (payment) on revolving credit facility, net	0	(25,000)	25,000
Proceeds from exercise of stock options	285	1,142	3,536
Excess tax benefit from stock options exercised	0	0	4,131
Payment of financing fees	(5,057)	(7,107)	(70)
Dividends paid	(707)	(704)	(585)
Net cash provided by (used for) financing activities	(11,645)	136,105	32,012
Net increase in cash and cash equivalents	10,318	167,524	3,333
Cash and cash equivalents, beginning of year	229,182	61,658	58,325
Cash and cash equivalents, end of year	$239,500	$229,182	$ 61,658

See accompanying Notes to Consolidated Financial Statements.

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

Titan International, Inc. and its subsidiaries (Titan or the Company) are leading manufacturers of wheels, tires and assemblies for off-highway vehicles used in the agricultural, earthmoving/construction and consumer markets. Titan's earthmoving/construction market also includes products supplied to the U.S. military and other government entities, while the consumer market includes all-terrain vehicles (ATVs) and recreational/utility trailer applications. Titan manufactures both wheels and tires for the majority of these market applications, allowing the Company to provide the value-added service of delivering complete wheel and tire assemblies. The Company offers a broad range of products that are manufactured in relatively short production runs to meet the specifications of original equipment manufacturers (OEMs) and/or the requirements of aftermarket customers.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly- and majority-owned subsidiaries. Investments of less than 20% of publicly traded entities are carried at fair value in accordance with Accounting Standards Codification (ASC) 320 Investments – Debt and Equity Securities. The Company has considered the applicable guidance in ASC 323 Investments – Equity Method and Joint Ventures and has concluded that the Company's 22.9% investment in Titan Europe Plc should be accounted for as an available-for-sale security and recorded at fair value in accordance with ASC 320 Investments – Debt and Equity Securities. The Company has determined after considering the facts and circumstances relating to the investment that the equity method of accounting is not appropriate as the Company does not have significant influence over Titan Europe Plc. All significant intercompany accounts and transactions have been eliminated.

Stock split

In June 2008, Titan's Board of Directors approved a five-for-four stock split. Titan executed a five-for-four stock split that became effective August 15, 2008, for stockholders of record on July 31, 2008. The Company gave five shares for every four shares held as of the record date. Stockholders received one additional share for every four shares owned as of the record date and received cash in lieu of fractional shares. All share and per share data, except shares authorized, have been adjusted to reflect the effect of the stock split for all periods presented.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method in 2010 for approximately 64% of inventories and the last-in, first-out (LIFO) method for approximately 36% of inventories. The major rubber material inventory and related work-in-process and their finished goods are accounted for under the FIFO method. The major steel material inventory and related work-in-process and their finished goods are accounted for under the LIFO method. Market value is estimated based on current selling prices. Estimated provisions are established for excess and obsolete inventory, as well as inventory carried above market price based on historical experience.

Deferred financing costs

Deferred financing costs are costs incurred in connection with the Company's revolving credit facility, 7.875% senior secured notes, 8% senior unsecured notes and 5.625% convertible senior subordinated notes. The deferred financing costs associated with each of the debt facilities are being amortized over the life of the debt. Amortization of deferred financing costs for the debt facilities approximates the effective interest rate method.

Fixed assets

Property, plant and equipment have been recorded at cost. Depreciation is provided using the straight-line method over the following estimated useful lives of the related assets:

	Years
Building and improvements	25
Machinery and equipment	10
Tools, dies and molds	5

Maintenance and repairs are expensed as incurred. When property, plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are eliminated, and any gain or loss on disposition is included in the accompanying consolidated statements of operations.

Interest is capitalized on fixed asset projects which are constructed over a period of time. The amount of interest capitalized is determined by applying a weighted average interest rate to the average amount of accumulated expenditures for the asset during the period. The interest rate used is based on the rates applicable to borrowings outstanding during the period.

Fair value of financial instruments

The Company records all financial instruments, including cash and cash equivalents, accounts receivable, notes receivable, accounts payable, other accruals and notes payable at cost, which approximates fair value. Investments in marketable equity securities are recorded at fair value. The 8% senior unsecured notes due January 2012, 7.875% senior secured notes due 2017 and 5.625% convertible senior subordinated notes due 2017 are the only significant financial instruments of the Company with a fair value different from the recorded value. At December 31, 2010, the fair value of the 8% senior unsecured notes due January 2012, based on market prices obtained through independent pricing sources, was approximately $1.2 million, compared to a carrying value of $1.1 million. At December 31, 2010, the fair value of the 7.875% senior secured notes due 2017, based on market prices obtained through independent pricing sources, was approximately $213.0 million, compared to a carrying value of $200.0 million. At December 31, 2010, the fair value of the 5.625% convertible senior subordinated notes due 2017, based on market prices obtained through independent pricing sources, was approximately $362.9 million, compared to a carrying value of $172.5 million.

Available-for-sale securities

The Company has an investment in Titan Europe Plc that was valued at $22.7 million as of December 31, 2010, representing a 22.9% ownership position, at that time. Titan Europe Plc is publicly traded on the AIM market in London, England. The investment in Titan Europe Plc is included as a component of other assets on the Consolidated Balance Sheets. The Company has considered the applicable guidance in ASC 323 Investments – Equity Method and Joint Ventures and has concluded that the Company's investment in Titan Europe Plc should continue to be accounted for as an available-for-sale security and recorded at fair value in accordance with ASC 320 Investments – Debt and Equity Securities as the Company does not have significant influence over Titan Europe Plc. In accordance with ASC 320, the Company records the Titan Europe Plc investment as an available-for-sale security and reports this investment at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Should the fair value decline below the cost basis, the Company would be required to determine if this decline is other than temporary. If the decline in fair value were judged to be other than temporary, an impairment charge would be recorded. Declared dividends on this investment are recorded in income as a component of other income. See Note 6 for additional information.

Impairment of fixed assets

The Company reviews fixed assets to assess recoverability from future operations whenever events and circumstances indicate that the carrying values may not be recoverable. Impairment losses are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the asset. Impairment losses are measured as the excess of the carrying value of the asset over the discounted expected future cash flows or the estimated fair value of the asset.

Foreign currency translation

The financial statements of the Company's foreign subsidiaries are translated to United States currency in accordance with ASC 830 Foreign Currency Matters. Assets and liabilities are translated to United States dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are included in "Accumulated other comprehensive loss" in stockholders' equity. As of December 2010, the Company's investment in Titan Europe Plc was classified as available-for-sale securities and this investment is included as a component of other assets on the Consolidated Balance Sheets. Gains and losses that result from foreign currency transactions are included in the accompanying consolidated statements of operations.

Impairment of goodwill

The Company reviews goodwill for impairment during the fourth quarter of each annual reporting period, and whenever events and circumstances indicate that the carrying values may not be recoverable. In the fourth quarter of 2009, the Company recorded a noncash charge for the impairment of goodwill of $11.7 million on both a pre-tax and after-tax basis. The charge was associated with the reporting units of the Company's agricultural ($6.9 million), earthmoving/construction ($3.6 million), and consumer ($1.2 million) segments. The Company had no remaining goodwill after the impairment. See Note 8 for additional information.

Revenue recognition

The Company records sales revenue when products are shipped to customers and both title and the risks and rewards of ownership are transferred. Provisions are established for sales returns and uncollectible accounts based on historical experience. Should trends change, adjustments would be necessary to the estimated provisions.

Cost of sales

Cost of sales is comprised primarily of direct materials and supplies consumed in the manufacturing of the Company's products, as well as manufacturing labor, depreciation expense and overhead expense necessary to acquire and convert the purchased materials and supplies into a finished product. Cost of sales also includes all purchasing, receiving, inspection, internal transfers, and related distribution costs.

Selling, general and administrative expense

Selling, general and administrative (SG&A) expense is comprised primarily of sales commissions, marketing expense, selling and administrative wages, information system costs, legal fees, bank charges, audit fees, depreciation and amortization expense on non-manufacturing assets, and other administrative items.

Research and development expense

Research and development (R&D) expenses are expensed as incurred. R&D costs were $6.3 million, $8.9 million and $3.5 million for the years of 2010, 2009 and 2008, respectively. The additional R&D costs recorded during the past two years primarily related to the Giant OTR products.

Advertising

Advertising expenses are included in SG&A expense and are expensed as incurred. Advertising costs were approximately $2 million for each of the years ended December 31, 2010, 2009 and 2008.

Warranty costs

The Company provides limited warranties on workmanship on its products in all market segments. The provision for estimated warranty costs is made in the period when such costs become probable and is based on past warranty experience. See Note 10 for additional information.

Income taxes

Deferred income tax provisions are determined using the liability method whereby deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and income tax basis of assets and liabilities. The Company assesses the realizability of its deferred tax asset positions to determine if a valuation allowance is necessary.

Earnings per share

Basic earnings per share (EPS) is computed by dividing consolidated net earnings by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing adjusted consolidated net earnings by the sum of the weighted average number of common shares outstanding and the weighted average number of potential common shares outstanding. Potential common shares consist of outstanding options under the Company's stock option plans and the conversion of the Company's 5.625% convertible senior subordinated notes.

Cash equivalents

The Company considers short-term debt securities with an original maturity of three months or less to be cash equivalents.

Interest paid

The Company paid $23.7 million, $16.7 million and $16.6 million for interest in 2010, 2009 and 2008, respectively.

Income taxes paid

Titan paid $0.2 million, $0.4 million and $8.0 million for income taxes in 2010, 2009 and 2008, respectively.

Environmental liabilities

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and can be reasonably estimated.

Stock-based compensation

At December 31, 2010, the Company has two stock-based compensation plans, which are described in Note 21. Compensation expense for stock-based compensation is recognized over the requisite service period at the estimated fair value of the award at the grant date. In 2010, the Company granted 494,938 stock options. The Company granted no stock options in 2009 or 2008.

Reclassification

Certain amounts from prior years have been reclassified to conform to the current year's presentation.

Use of estimates

The policies utilized by the Company in the preparation of the financial statements conform to accounting principles generally accepted in the United States of America and require management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates and assumptions.

Recently issued accounting standards

Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." This guidance requires new disclosures for transfers in and out of Level 1 and Level 2 fair value measurements. This guidance requires separate presentation about purchases, sales, issuances, and settlements for activity in Level 3 fair value measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The guidance for new disclosures and clarifications of existing disclosures was effective for reporting periods beginning after December 15, 2009. The adoption of this part of the guidance had no material effect on the Company's financial position, results of operations or cash flows. The guidance related to presentation of Level 3 fair value measurements is effective for fiscal years beginning after December 15, 2010. The adoption of this part of the guidance is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

Receivables

In July 2010, FASB issued ASU No. 2010-20, "Receivables (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." This guidance amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. The disclosures as of the end of a reporting period were effective for reporting periods ending on or after December 15, 2010. The adoption of this part of the guidance had no material effect on the Company's financial position, results of operations or cash flows. The disclosures about activity that occurs during a reporting period are effective for reporting periods beginning on or after December 15, 2010. The adoption of this part of the guidance is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

Business Combinations

In December 2010, FASB issued ASU No. 2010-29, "Business Combinations (Topic 805) -- Disclosure of Supplementary Pro Forma Information for Business Combinations." This update addresses diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this guidance is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

2. ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 2010 and 2009, consisted of the following (amounts in thousands):

	2010	2009
Accounts receivable	$ 92,893	$ 71,471
Allowance for doubtful accounts	(3,889)	(3,958)
Accounts receivable, net	$ 89,004	$ 67,513

3. INVENTORIES

Inventories at December 31, 2010 and 2009, consisted of the following (amounts in thousands):

	2010	2009
Raw material	$ 56,414	$ 44,336
Work-in-process	16,860	21,378
Finished goods	59,680	46,067
	132,954	111,781
Adjustment to LIFO basis	(4,972)	(1,645)
	$ 127,982	$ 110,136

Included in the above inventory balances at year-end 2010 and 2009 are reserves for slow-moving and obsolete inventory of $7.4 million and $2.3 million, respectively. The increase in the reserve for slow-moving and obsolete inventory was the result of recording a reserve for certain large earthmoving/construction tires.

4. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets at December 31, 2010 and 2009, consisted of the following (amounts in thousands):

	2010	2009
Prepaid supplies	$ 14,056	$ 14,019
Prepaid income taxes	0	3,514
Other	4,607	9,744
	$ 18,663	$ 27,277

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2010 and 2009, consisted of the following (amounts in thousands):

	2010	2009
Land and improvements	$ 3,061	$ 2,993
Buildings and improvements	98,233	97,238
Machinery and equipment	383,231	359,244
Tools, dies and molds	84,134	77,926
Construction-in-process	8,741	16,383
	577,400	553,784
Less accumulated depreciation	(329,346)	(299,323)
	$ 248,054	$ 254,461

Depreciation related to property, plant and equipment for the years 2010, 2009 and 2008 totaled $35.2 million, $31.7 million, and $27.5 million, respectively.

6. INVESTMENT IN TITAN EUROPE

Investment in Titan Europe Plc at December 31, 2010 and 2009, consisted of the following (amounts in thousands):

	2010	2009
Investment in Titan Europe Plc	$ 22,693	$ 6,456

Titan Europe Plc is publicly traded on the AIM market in London, England. The Company's investment in Titan Europe represents a 22.9% ownership percentage. The Company has considered the applicable guidance in ASC 323 Investments – Equity Method and Joint Ventures and has concluded that the Company's investment in Titan Europe Plc should be accounted for as an available-for-sale security and recorded at fair value in accordance with ASC 320 Investments – Debt and Equity Securities as the Company does not have significant influence over Titan Europe Plc. The investment in Titan Europe Plc is included as a component of other assets on the Consolidated Condensed Balance Sheets. Titan's cost basis in Titan Europe is $5.0 million. Titan's accumulated other comprehensive income includes a gain on the Titan Europe Plc investment of $11.5 million, which is net of tax of $6.2 million. The increased value in the Titan Europe Plc investment at December 31, 2010, was due primarily to a higher publicly quoted Titan Europe Plc market price.

7. OTHER ASSETS

Other assets at December 31, 2010 and 2009, consisted of the following (amounts in thousands):

	2010	2009
Investment in Titan Europe Plc	$ 22,693	$ 6,456
Investments for management contractual obligations	11,168	5,869
Deferred financing costs	10,410	9,084
Other	7,205	8,124
	$ 51,476	$ 29,533

The higher balance in other assets primarily related to investment in Titan Europe Plc, which increased to $22.7 million at December 31, 2010, from $6.5 million at December 31, 2009. The increased value in the Titan Europe Plc investment at December 31, 2010, was due primarily to a higher publicly quoted Titan Europe Plc market price.

8. GOODWILL

The changes in the carrying amount of goodwill by reporting units for the two years ended December 31, 2010, were as follows (amounts in thousands):

	Agricultural Segment	Earthmoving/ Construction Segment	Consumer Segment	Total
Balance at January 1, 2009	$ 6,912	$ 3,552	$ 1,238	$ 11,702
Noncash goodwill impairment charge	(6,912)	(3,552)	(1,238)	(11,702)
Balance at December 31, 2009 and 2010	$ 0	$ 0	$ 0	$ 0

The Company reviews goodwill for impairment during the fourth quarter of each annual reporting period, and whenever events and circumstances indicate that the carrying values may not be recoverable. The Company evaluates the recoverability of goodwill by estimating the future discounted cash flows of the reporting unit to which the goodwill relates and using an earnings before interest, taxes, depreciation, and amortization (EBITDA) multiple approach. In determining the estimated future cash flows, the Company considers current and projected future levels of income as well as business trends and economic conditions. When the Company's estimated fair value of the reporting unit is less than the carrying value, a second step of the impairment analysis is performed. In this second step, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit's goodwill, the difference is recognized as an impairment loss.

In the fourth quarter of 2009, the Company recorded a noncash charge for the impairment of goodwill of $11.7 million on both a pre-tax and after-tax basis. The charge was associated with the reporting units of the Company's agricultural ($6.9 million), earthmoving/construction ($3.6 million), and consumer ($1.2 million) segments. The Company performed a fourth quarter 2009 goodwill assessment using a discounted cash flow model that employed a 12.25% discount rate and 2.5% terminal growth rate assumption and an EBITDA multiple approach.

Significant assumptions relating to future operations must be made when estimating future cash flows in analyzing goodwill for impairment. Assumptions utilized in analyzing goodwill are highly judgmental, especially given the worldwide recession and global economic crisis.

9. OTHER CURRENT LIABILITIES

Other current liabilities at December 31, 2010 and 2009, consisted of the following (amounts in thousands):

	2010	2009
Warranty	$ 12,471	$ 9,169
Wages and commissions	10,435	8,384
Accrued interest	8,579	7,656
Insurance	6,037	5,958
CEO and management incentive compensation	5,663	0
Other	13,887	14,659
	$ 57,072	$ 45,826

10. WARRANTY COSTS

Changes in the warranty liability consisted of the following (amounts in thousands):

	2010	2009
Warranty liability, January 1	$ 9,169	$ 7,488
Provision for warranty liabilities	19,795	18,629
Warranty payments made	(16,493)	(16,948)
Warranty liability, December 31	$ 12,471	$ 9,169

The Company provides limited warranties on workmanship on its products in all market segments. The majority of the Company's products have a limited warranty that ranges from zero to ten years, with certain products being prorated after the first year. The Company calculates a provision for warranty expense based on past warranty experience. Warranty accruals are included as a component of other current liabilities on the Consolidated Balance Sheets.

11. OTHER LONG-TERM LIABILITIES

Other long-term liabilities at December 31, 2010 and 2009, consisted of the following (amounts in thousands):

	2010	2009
Accrued pension liabilities	$ 26,218	$ 25,091
Accrued employment liabilities	11,495	9,481
Other	3,555	3,566
	$ 41,268	$ 38,138

12. REVOLVING CREDIT FACILITY AND LONG-TERM DEBT

Long-term debt at December 31, 2010 and 2009, consisted of the following (amounts in thousands):

	2010	2009
7.875% senior secured notes due 2017	$ 200,000	$ 0
5.625% convertible senior subordinated notes due 2017	172,500	172,500
8% senior unsecured notes due January 2012	1,064	193,800
	373,564	366,300
Less amounts due within one year	0	0
	$ 373,564	$ 366,300

Aggregate maturities of long-term debt are as follows (amounts in thousands):

2011	$ 0
2012	1,064
2013	0
2014	0
2015	0
Thereafter	372,500
	$ 373,564

7.875% senior secured notes due 2017

The Company's 7.875% senior secured notes (senior secured notes) are due October 2017. These notes are secured by the land and buildings of the following subsidiaries of the Company: Titan Tire Corporation, Titan Wheel Corporation of Illinois, Titan Tire Corporation of Freeport, and Titan Tire Corporation of Bryan. The Company's senior secured notes outstanding balance was $200.0 million at December 31, 2010.

5.625% convertible senior subordinated notes due 2017

The Company's 5.625% convertible senior subordinated notes (convertible notes) are due January 2017. The initial base conversion rate for the convertible notes is 93.0016 shares of Titan common stock per $1,000 principal amount of convertible notes, equivalent to an initial base conversion price of approximately $10.75 per share of Titan common stock. If the price of Titan common stock at the time of determination exceeds the base conversion price, the base conversion rate will be increased by an additional number of shares (up to 9.3002 shares of Titan common stock per $1,000 principal amount of convertible notes) as determined pursuant to a formula described in the indenture. The base conversion rate will be subject to adjustment in certain events. The Company's convertible notes balance was $172.5 million at December 31, 2010.

8% senior unsecured notes due 2012

The Company's 8% senior unsecured notes (senior unsecured notes) are due January 2012. In 2010, the Company repurchased $192.7 million of principal value of senior unsecured notes resulting in a loss on note repurchase of $14.6 million. In 2009, the Company repurchased $6.2 million of principal value of senior unsecured notes for approximately $4.8 million resulting in a $1.4 million gain on note repurchase. The Company's senior unsecured notes outstanding balance was $1.1 million at December 31, 2010.

Revolving credit facility

The Company's $100 million revolving credit facility (credit facility) with agent Bank of America, N.A. has a January 2014 termination date and is collateralized by the accounts receivable and inventory of Titan and certain of its domestic subsidiaries. During 2010 and at December 31, 2010, there were no borrowings under the credit facility. The credit facility contains certain financial covenants, restrictions and other customary affirmative and negative covenants. Titan is in compliance with these covenants and restrictions as of December 31, 2010.

In September 2010, Titan amended its credit facility with Bank of America, N.A. The amendment extended the credit facility termination date to January 2014 from the previous January 2012 date. The amendment also reduced the revolving commitment to $100 million from $150 million and released the lender's lien on property, plant and equipment.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consisted of the following (amounts in thousands):

	Currency Translation Adjustments	Unrealized Gain (Loss) on Investments	Unrecognized Losses and Prior Service Cost	Total
Balance at January 1, 2009	$ (1,183)	$ 0	$ (33,576)	$(34,759)
Unrealized gain on investment, net of tax of $493	0	915	0	915
Defined benefit pension plan entries:				
Unrecognized prior service cost, net of tax of $51	0	0	85	85
Unrecognized net gain, net of tax of $3,364	0	0	5,488	5,488
Unrecognized deferred tax liability, net of tax of $21	0	0	(35)	(35)
Balance at December 31, 2009	(1,183)	915	(28,038)	(28,306)
Unrealized gain on investment, net of tax of $5,683	0	10,554	0	10,554
Defined benefit pension plan entries:				
Unrecognized prior service cost, net of tax of $53	0	0	83	83
Unrecognized net gain, net of tax of $350	0	0	661	661
Unrecognized deferred tax liability, net of tax of $22	0	0	(34)	(34)
Balance at December 31, 2010	$ (1,183)	$ 11,469	$ (27,328)	$(17,042)

14. STOCKHOLDERS' EQUITY

The Company is authorized by the Board of Directors to repurchase up to 2.5 million common shares subject to debt agreement covenants. The Company repurchased no Titan common shares in 2010, 2009, or 2008. The Company has no plans at this time to repurchase any Titan common stock. Titan paid cash dividends of $.02 per share of common stock for 2010, $.02 per share of common stock for 2009 and $.018 per share for common stock for 2008. Dividends paid totaled $0.7 million, $0.7 million and $0.6 million for 2010, 2009 and 2008, respectively.

15. FAIR VALUE MEASUREMENTS

ASC 820 Fair Value Measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are defined as:

Level 1 – Quoted prices in active markets for identical instruments;

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3 – Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value on a recurring basis consisted of the following (amounts in thousands):

	December 31, 2010			December 31, 2009		
	Total	Level 1	Levels 2&3	Total	Level 1	Levels 2&3
Investment in Titan Europe Plc	$ 22,693	$ 22,693	$ 0	$ 6,456	$ 6,456	$ 0
Investments for contractual obligations	11,168	11,168	0	5,869	5,869	0
Total	$ 33,861	$ 33,861	$ 0	$ 12,325	$ 12,325	$ 0

16. ROYALTY EXPENSE

Royalty expense consisted of the following (amounts in thousands):

	2010	2009	2008
Royalty expense	$ 9,263	$ 7,573	$ 9,242

The Company has a trademark license agreement with The Goodyear Tire & Rubber Company to manufacture and sell certain off-highway tires in North America under the Goodyear name. Royalty expenses recorded for the years ended December 31, 2010, 2009 and 2008, were $9.3 million, $7.6 million and $9.2 million, respectively.

17. GAIN (LOSS) ON NOTE REPURCHASE

Gain (loss) on note repurchase consisted of the following (amounts in thousands):

	2010	2009	2008
Gain (loss) on note repurchase	$ (14,573)	$ 1,398	$ 0

In June 2010, the Company closed on a tender transaction to purchase $47.4 million of its outstanding 8% senior unsecured notes due January 2012 (senior unsecured notes). In October 2010, the Company closed on another tender transaction to purchase $138.9 million of its outstanding senior unsecured notes. In connection with these tender offers and an additional note repurchase of $6.5 million in July 2010, the Company recorded expenses of $14.6 million. These expenses were related to: (i) early tender premium of $13.0 million, (ii) unamortized deferred financing fees of $1.2 million and (iii) other fees of $0.4 million.

For 2009, the Company recorded a gain on a note repurchase of $1.4 million resulting from the Company's repurchase of $6.2 million of principal value of senior unsecured notes for approximately $4.8 million in the first quarter of 2009.

18. OTHER INCOME, NET

Other income consisted of the following (amounts in thousands):

	2010	2009	2008
Investment gain (loss) related to contractual obligations	$ 824	$ 1,343	$ (1,852)
Interest income	394	211	1,352
Dividend income – Titan Europe Plc	0	0	1,711
Other income (expense)	(113)	186	1,298
	$ 1,105	$ 1,740	$ 2,509

19. INCOME TAXES

Income (loss) before income taxes, consisted of the following (amounts in thousands):

	2010	2009	2008
Domestic	$ 691	$ (31,863)	$ 21,727
Foreign	(42)	(139)	1,283
	$ 649	$ (32,002)	$ 23,010

The income tax provision (benefit) was as follows (amounts in thousands):

	2010	2009	2008
Current			
Federal	$ (854)	$ (3,526)	$ 7,814
State	(331)	160	34
Foreign	0	(1,041)	1,031
	(1,185)	(4,407)	8,879
Deferred			
Federal	913	(2,721)	811
State	563	(229)	(17)
Foreign	0	0	0
	1,476	(2,950)	794
Income tax provision (benefit)	$ 291	$ (7,357)	$ 9,673

The income tax provision differs from the amount of income tax determined by applying the statutory U.S. federal income tax rate to pre-tax income (loss) as a result of the following:

	2010	2009	2008
Statutory U.S. federal tax rate	35.0%	35.0%	35.0%
Nondeductible goodwill impairment	0.0	(12.8)	0.0
Repatriation of foreign earnings	0.0	0.0	1.9
Foreign taxes, net	2.3	1.6	(1.9)
State taxes, net	27.6	(0.1)	4.8
Other, net	(20.0)	(0.7)	2.2
Effective tax rate	44.9%	23.0%	42.0%

The "Other" percentage for 2010 is comprised primarily of differences in the income tax rate resulting from research and development credits as well as non-deductible meals and entertainment. The state taxes and other differences for 2010 are disproportionately large as a result of the relative size of these differences as compared to the pre-tax income amount.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2010 and 2009, are as follows (amounts in thousands):

	2010	2009
Deferred tax assets:		
Net operating loss carryforwards	$ 9,389	$ 13,481
Pension	9,022	9,789
Unrealized loss on investments	7,719	13,401
Warranty	4,365	3,533
Employee benefits and related costs	3,369	4,821
Inventory	2,265	968
Allowance for bad debts	1,991	1,963
EPA reserve	703	858
Other	6,047	3,894
Deferred tax assets	44,870	52,708
Deferred tax liabilities:		
Fixed assets	(34,049)	(34,347)
Deferred tax liabilities	(34,049)	(34,347)
Net deferred tax asset	$ 10,821	$ 18,361

The Company recorded income tax expense of $0.3 million for the year ended December 31, 2010, an income tax benefit of $(7.4) million for the year ended December 31, 2009, and income tax expense of $9.7 million for the year ended December 31, 2008. The Company's income tax expense and rate differs from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of state taxes. The Company's Federal net operating loss carryforward of approximately $20 million expires in 2029. In addition, the Company has various state net operating loss carryforwards which are subject to expiration from 2019 to 2030.

The Company has applied the provisions of ASC 740, "Income Taxes" related to unrecognized tax benefits. No adjustment was made to retained earnings in adopting these provisions in 2007. At December 31, 2010, 2009 and 2008, there were no unrecognized tax benefits. At this time the Company does not expect any significant increases or decreases to its unrecognized tax benefits within 12 months of this reporting date. Titan has identified its federal tax return and its Illinois state tax return as "major" tax jurisdictions. The Company is subject to (i) federal tax examinations for periods 2007 to 2010 and (ii) Illinois state income tax examinations for years 2007 to 2010.

20. EMPLOYEE BENEFIT PLANS

Pension plans

The Company has a frozen defined benefit pension plan covering certain employees of Titan Tire Corporation (Titan Tire) and has a frozen defined benefit pension plan covering certain employees of Titan Tire Corporation of Bryan (Bryan). The Company also has a frozen contributory defined benefit pension plan covering certain former eligible bargaining employees of its Walcott, Iowa, facility (Walcott). Additionally, the Company maintains a contributory defined benefit plan that covered former eligible bargaining employees of Dico, Inc (Dico). This Dico plan purchased a final annuity settlement contract in October 2002. The Company's policy is to fund pension costs as required by law, which is consistent with the funding requirements of federal laws and regulations.

The Company's defined benefit plans have been aggregated in the following table. Included in the December 31, 2010, presentation are the Titan Tire, Bryan and Walcott plans which have a projected benefit obligation of $98.8 million, exceeding the fair value of plan assets of $72.6 million at December 31, 2010. Included in the December 31, 2009, presentation are the Titan Tire, Bryan and Walcott plans which have a projected benefit obligation of $93.7 million, exceeding the fair value of plan assets of $68.6 million at December 31, 2009.

The projected benefit obligation and the accumulated benefit obligation are the same amount since the Plans are frozen and there are no future compensation levels to factor into the obligations. The Company absolved itself from the liabilities associated with the Dico plan with the purchase of a final annuity settlement contract in October 2002. Therefore, the plan no longer maintains a projected or accumulated benefit obligation. The fair value of the Dico plan assets was $0.5 million at December 31, 2010, 2009 and 2008.

The following table provides the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheet of the defined benefit pension plans as of December 31, 2010 and 2009 (amounts in thousands):

Change in benefit obligation:	**2010**	**2009**
Benefit obligation at beginning of year	$ 93,708	$ 90,545
Interest cost	5,200	5,456
Actuarial (gain) loss	6,839	4,657
Benefits paid	(6,916)	(6,950)
Benefit obligation at end of year	$ 98,831	$ 93,708
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 69,160	$ 61,796
Actual return on plan assets	9,131	14,145
Employer contributions	1,781	169
Benefits paid	(6,916)	(6,950)
Fair value of plan assets at end of year	$ 73,156	$ 69,160
Unfunded status at end of year	$ (25,675)	$ (24,548)
Amounts recognized in consolidated balance sheet:		
Noncurrent assets	$ 543	$ 543
Noncurrent liabilities	(26,218)	(25,091)
Net amount recognized in the consolidated balance sheet	$ (25,675)	$ (24,548)

Amounts recognized in accumulated other comprehensive loss:

	2010	2009
Unrecognized prior service cost	$ (1,164)	$ (1,301)
Unrecognized net loss	(43,024)	(44,034)
Deferred tax effect of unrecognized items	16,860	17,297
Net amount recognized in accumulated other comprehensive loss	$ (27,328)	$ (28,038)

The weighted-average assumptions used in the actuarial computation that derived the benefit obligations at December 31 were as follows:	2010	2009
Discount rate	5.25% - 5.50%	5.75%
Expected long-term return on plan assets	7.50%	7.50%

The following table provides the components of net periodic pension cost for the plans, settlement cost and the assumptions used in the measurement of the Company's benefit obligation for the years ended December 31, 2010, 2009 and 2008 (amounts in thousands):

Components of net periodic benefit cost and other amounts recognized in other comprehensive income

Net periodic benefit cost:	2010	2009	2008
Interest cost	$ 5,200	$ 5,456	$ 5,295
Assumed return on assets	(4,911)	(4,939)	(7,828)
Amortization of unrecognized prior service cost	137	137	137
Amortization of unrecognized deferred taxes	(56)	(56)	(56)
Amortization of net unrecognized loss	3,628	4,303	1,588
Net periodic pension (income) cost	$ 3,998	$ 4,901	$ (864)

The estimated net loss, prior service cost, and deferred taxes that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $3.7 million, $0.1 million and $(0.1) million, respectively.

The weighted-average assumptions used in the actuarial computation that derived net periodic pension cost for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Discount rate	5.75%	6.25%	5.75%
Expected long-term return on plan assets	7.50%	8.50%	8.50%

The allocation of the fair value of plan assets was as follows:

Asset Category	Percentage of Plan Assets at December 31, 2010	2009	Target Allocation 2011
U.S. equities (a)	59%	61%	40% - 80%
Fixed income	24%	26%	20% - 50%
Cash and cash equivalents	7%	4%	0% - 20%
International equities (a)	10%	9%	0% - 16%
	100%	100%	

(a) Total equities may not exceed 80% of total plan assets.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are defined as:

Level 1 – Quoted prices in active markets for identical instruments;

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3 – Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The fair value of the plan assets by asset categories was as follows (amounts in thousands):

	Fair Value Measurements as of December 31, 2010 Total	Level 1	Level 2	Level 3
Money market funds	$ 4,674	$ 4,674	$ 0	$ 0
Domestic common stock	29,429	29,429	0	0
Foreign common stock	3,976	3,976	0	0
Corporate bonds	4,050	4,050	0	0
Foreign bonds	536	536	0	0
U.S. government securities	577	577	0	0
Mortgaged-backed securities	8	0	8	0
Mutual funds	1,239	1,239	0	0
Common / collective trusts	28,667	0	28,667	0
Totals	$ 73,156	$ 44,481	$ 28,675	$ 0

The Company invests in a diversified portfolio consisting of an array of asset classes in an attempt to maximize returns while minimizing risk. These asset classes include U.S. equities, fixed income, cash and cash equivalents, and international equities. The investment objectives are to provide for the growth and preservation of plan assets on a long-term basis through investments in: (i) investment grade securities that provide investment returns that meet or exceed the Standard & Poor's 500 Index and (ii) investment grade fixed income securities that provide investment returns that meet or exceed the Barclays Capital Aggregate Bond Index. The U.S. equities asset category included the Company's common stock in the amount of $3.5 million (approximately five percent of total plan assets) at December 31, 2010, and $1.5 million (approximately two percent of total plan assets) at December 31, 2009.

The long-term rate of return for plan assets is determined using a weighted-average of long-term historical approximate returns on cash and cash equivalents, fixed income securities, and equity securities considering the anticipated investment allocation within the plans. The expected return on plan assets is anticipated to be 7.5% over the long-term. This rate assumes long-term historical returns of approximately 9% for equities and approximately 6% for fixed income securities using the plans' target allocation percentages. Professional investment firms, none of which are Titan employees, manage the plan assets.

Although the 2011 minimum pension funding calculations are not finalized, the Company estimates those funding requirements will be approximately $3 million.

Projected benefit payments from the plans as of December 31, 2010, are estimated as follows (amounts in thousands):

2011	$ 6,677
2012	6,779
2013	6,976
2014	7,111
2015	7,248
2016-2020	36,808

401(k)

The Company sponsors four 401(k) retirement savings plans. One plan is for the benefit of substantially all employees who are not covered by a collective bargaining arrangement. Titan provides a 25% matching contribution in the form of the Company's common stock on the first 6% of the employee's contribution in this plan. The Company issued 49,536 shares, 59,257 shares and 22,097 shares of treasury stock in connection with this 401(k) plan during 2010, 2009 and 2008, respectively. Expenses to the Company related to this common stock matching contribution were $0.5 million, $0.4 million and $0.6 million for 2010, 2009 and 2008.

The other three 401(k) plans are for employees covered by collective bargaining arrangements at (i) Titan Tire Corporation; (ii) Titan Tire Corporation of Freeport; and (iii) Titan Tire Corporation of Bryan. These three plans do not include a Company matching contribution. Employees are fully vested with respect to their contributions.

21. STOCK OPTION PLANS

The Company accounts for stock options using ASC 718 Compensation – Stock Compensation. The Company recorded stock-based compensation of $0.2 million in 2010. No stock-based compensation expense was recorded during 2009 or 2008. The Company granted 494,938 stock options in 2010. These options vest over a three year period and expire 10 years from the grant date. The Company granted no stock options during 2009 and 2008. All stock options granted before 2010 were fully vested before January 1, 2008.

Non-Employee Director Stock Option Plan

The Company adopted the 1994 Non-Employee Director Stock Option Plan (the Director Plan) to provide for grants of stock options as a means of attracting and retaining qualified independent directors for the Company. There will be no additional issuance of stock options under this plan as it has expired. Options previously granted are fully vested and expire 10 years from the grant date of the option.

2005 Equity Incentive Plan

The Company adopted the 2005 Equity Incentive Plan to provide stock options as a means of attracting and retaining qualified independent directors and employees for the Company. A total of 0.7 million shares are available for future issuance under the equity incentive plan. The exercise price of stock options may not be less than the fair market value of the common stock on the date of the grant. The vesting and term of each option is set by the Board of Directors. The Company granted 494,938 stock options under this plan in 2010. In 2009 and 2008, no stock options were granted under this equity incentive plan.

The following is a summary of activity in the stock option plans for 2010:

	Shares Subject to Option	Weighted-Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2009	390,536	$ 9.96		
Granted	494,938	15.75		
Exercised	(56,250)	5.07		
Canceled/Expired	0	-		
Outstanding, December 31, 2010	829,224	13.75	7.52 years	$ 4,777
Exercisable, December 31, 2010	334,286	10.79	4.01 years	$ 2,916

The total intrinsic value of options exercised in 2008 was $5.1 million. Cash received from the exercise of stock options was $3.5 million for 2008. The tax benefit realized for the tax deductions from stock options exercised was $4.1 million for 2008.

The total intrinsic value of options exercised in 2009 was $0.2 million. Cash received from the exercise of stock options was $1.1 million for 2009. There was no tax benefit realized for the tax deductions from stock options exercised for 2009.

The total intrinsic value of options exercised in 2010 was $0.4 million. Cash received from the exercise of stock options was $0.3 million for 2010. There was no tax benefit realized for the tax deductions from stock options exercised for 2010. The weighted-average per share estimated grant date fair value of options issued in 2010 was $8.65. Pre-tax unrecognized compensation expense for stock options was $4.1 million at December 31, 2010, and will be recognized as expense over a weighted-average period of 2.9 years.

The Company currently uses treasury shares to satisfy any stock option exercises. At December 31, 2010, the Company had 2.1 million shares of treasury stock.

Valuation Assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of its stock options. The determination of the fair value of stock option awards on the date of grant using option pricing models is affected by the Company's stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include the Company's expected stock price volatility over the expected term of the awards, actual and projected stock option exercise behaviors, risk-free interest rates and expected dividends. The expected term of options represents the period of time over which options are expected to be outstanding and is estimated based on historical experience. Expected volatility is based on the historical volatility of the Company's common stock calculated over the expected term of the option. The risk-free interest rate is based on U.S. Treasury yields in effect at the date of grant.

Weighted average assumptions used for stock options issued in 2010 (no options were issued in 2009 or 2008):

	2010
Expected life	6.1 Years
Expected volatility	55.5%
Expected dividends	-
Risk-free interest rate	1.82%

22. LITIGATION

The Company is a party to routine legal proceedings arising out of the normal course of business. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, the Company believes at this time that none of these actions, individually or in the aggregate, will have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company. However, due to the difficult nature of predicting unresolved and future legal claims, the Company cannot anticipate or predict the material adverse effect on its consolidated financial condition, results of operations or cash flows as a result of efforts to comply with or its liabilities pertaining to legal judgments.

23. LEASE COMMITMENTS

The Company leases certain buildings and equipment under operating leases. Certain lease agreements provide for renewal options, fair value purchase options, and payment of property taxes, maintenance and insurance by the Company. Total rental expense was $2.1 million, $2.5 million and $2.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

At December 31, 2010, future minimum rental commitments under noncancellable operating leases with initial or remaining terms in excess of one year are as follows (amounts in thousands):

2011	$ 370
2012	64
2013	14
Thereafter	1
Total future minimum lease payments	$ 449

24. CONCENTRATION OF CREDIT RISK

Net sales to Deere & Company in Titan's agricultural, earthmoving/construction and consumer markets represented 26% of the Company's consolidated revenues for the year ended December 31, 2010, 24% of the Company's consolidated revenues for the year ended December 31, 2009, and 22% of the Company's consolidated revenues for the year ended December 31, 2008. Net sales to CNH Global N.V. in Titan's three markets represented 15% of the Company's consolidated revenues for the year ended December 31, 2010, 13% of the Company's consolidated revenues for the year ended December 31, 2009, and 12% of the Company's consolidated revenues for the year ended December 31, 2008. No other customer accounted for more than 10% of Titan's net sales in 2010, 2009 or 2008.

25. RELATED PARTY TRANSACTIONS

The Company sells products and pays commissions to companies controlled by persons related to the chief executive officer of the Company. The related party is Mr. Fred Taylor and is Mr. Maurice Taylor's brother. The companies which Mr. Fred Taylor is associated with that do business with Titan include the following: Blackstone OTR, LLC; FBT Enterprises; and OTR Wheel Engineering. During 2010, 2009 and 2008, sales of Titan product to these companies were approximately $1.9 million, $1.0 million and $6.2 million, respectively. Titan had trade receivables due from these companies of approximately $0.4 million at December 31, 2010, and approximately $0.1 million at December 31, 2009. On other sales referred to Titan from these manufacturing representative companies, commissions were approximately $1.6 million, $1.3 million and $2.0 million during 2010, 2009 and 2008, respectively.

26. SEGMENT AND GEOGRAPHICAL INFORMATION

The Company has aggregated its operating units into reportable segments based on its three customer markets: agricultural, earthmoving/construction and consumer. These segments are based on the information used by the chief executive officer to make certain operating decisions, allocate portions of capital expenditures and assess segment performance. The accounting policies of the segments are the same as those described in Note 1, "Description of Business and Significant Accounting Policies." Segment external revenues, expenses and income from operations are determined on the basis of the results of operations of operating units of manufacturing facilities. Segment assets are generally determined on the basis of the tangible assets located at such operating units' manufacturing facilities and the intangible assets associated with the acquisitions of such operating units. However, certain operating units' goodwill and property, plant and equipment balances are carried at the corporate level.

Titan is organized primarily on the basis of products being included in three marketing segments, with each reportable segment including wheels, tires and wheel/tire assemblies.

The table below presents information about certain revenues and expenses, income (loss) from operations and segment assets used by the chief operating decision maker of the Company as of and for the years ended December 31, 2010, 2009 and 2008 (amounts in thousands):

	2010	2009	2008
Revenues from external customers			
Agricultural	$ 675,178	$ 563,528	$ 729,895
Earthmoving/construction	191,042	144,589	281,008
Consumer	15,371	19,482	25,797
	$ 881,591	$ 727,599	$1,036,700
Gross profit (loss)			
Agricultural	$ 108,102	$ 51,955	$ 89,782
Earthmoving/construction	6,439	3,595	46,047
Consumer	2,867	1,604	3,938
Unallocated corporate	(3,479)	(1,189)	(53)
	$ 113,929	$ 55,965	$ 139,714
Income (loss) from operations			
Agricultural	$ 91,953	$ 26,980	$ 74,241
Earthmoving/construction	(1,457)	(7,999)	38,422
Consumer	2,542	(206)	3,303
Unallocated corporate	(52,254)	(37,669)	(42,645)
Consolidated income (loss) from operations	40,784	(18,894)	73,321
Interest expense	(26,667)	(16,246)	(15,122)
Gain (loss) on note repurchase	(14,573)	1,398	0
Noncash Titan Europe Plc charge	0	0	(37,698)
Other income, net	1,105	1,740	2,509
Income (loss) before income taxes	$ 649	$ (32,002)	$ 23,010
Capital expenditures			
Agricultural	$ 16,017	$ 8,461	$ 10,946
Earthmoving/construction	5,628	29,593	67,203
Consumer	478	254	406
Unallocated corporate	6,731	1,229	1,398
	$ 28,854	$ 39,537	$ 79,953
Depreciation & amortization			
Agricultural	$ 18,899	$ 17,531	$ 16,004
Earthmoving/construction	14,375	12,836	10,831
Consumer	458	535	594
Unallocated corporate	3,835	3,394	2,939
	$ 37,567	$ 34,296	$ 30,368
Total assets			
Agricultural	$ 304,048	$ 257,523	$ 360,030
Earthmoving/construction	181,249	188,169	188,486
Consumer	5,863	8,305	9,401
Unallocated corporate (a)	296,310	282,466	96,865
	$ 787,470	$ 736,463	$ 654,782

(a) Unallocated assets include cash of approximately $240 million, $229 million, and $61 million at year-end 2010, 2009 and 2008, respectively.

The table below presents information by geographic area. Revenues from external customers were determined based on the location of the selling subsidiary. Geographic information as of and for the years ended December 31, 2010, 2009 and 2008 was as follows (amounts in thousands):

2010	United States	Other Countries	Consolidated Totals
Revenues from external customers	$881,591	$0	$881,591
Long-lived assets	248,054	0	248,054
2009			
Revenues from external customers	$727,599	$0	$727,599
Long-lived assets	254,461	0	254,461
2008			
Revenues from external customers	$1,036,700	$0	$1,036,700
Long-lived assets	260,144	0	260,144

27. SUBSEQUENT EVENTS

Exchange Agreement for 5.625% convertible senior subordinated notes due 2017
In January 2011, Titan was approached by a note holder of the Company's 5.625% convertible senior subordinated notes due 2017 (convertible notes), with an offer to exchange the note holder's convertible notes for the Company's common stock. The two parties privately negotiated an agreement to exchange approximately $59.6 million in aggregate principal amount of the Convertible Notes for approximately 6.6 million shares of the Company's common stock, plus a payment for the accrued and unpaid interest. The exchange was closed on January 19, 2011. The convertible notes exchanged represented approximately 35% of the total outstanding convertible notes. In the first quarter of 2011, the Company will recognize a noncash charge of approximately $16 million in connection with this exchange in accordance with ASC 470-20 Debt – Debt with Conversion and Other Options.

Cash Deposit for 8% Senior Unsecured Notes due 2012
In February 2011, Titan satisfied and discharged the indenture relating to the 8% senior unsecured notes due January 2012 by depositing with the trustee $1.1 million cash representing the outstanding principal of such notes and the interest payments due on July 15, 2011, and at maturity on January 15, 2012. Titan irrevocably instructed the trustee to apply the deposited money toward the interest and principal of the notes.

28. EARNINGS PER SHARE

Earnings per share for 2010, 2009 and 2008, are (amounts in thousands, except share and per share data):

2010	Net income (loss)	Weighted-average shares	Per share amount
Basic earnings per share	$ 358	34,895,527	$ .01
Effect of stock options/trusts	0	495,789	
Diluted earnings per share (a)	$ 358	35,391,316	$ .01
2009			
Basic and diluted loss per share (b)	$(24,645)	34,707,891	$ (.71)
2008			
Basic earnings per share	$ 13,337	34,409,754	$ .39
Effect of stock options/trusts	0	428,474	
Diluted earnings per share	$ 13,337	34,838,228	$ .38

(a) The effect of convertible notes has not been included as they were anti-dilutive. The weighted-average share amount excluded for convertible notes totaled 16,764,701 shares.

(b) The effect of stock options/trusts has been excluded as they were anti-dilutive. The weighted-average share amount excluded for stock options/trusts totaled 559,110 shares. The effect of convertible notes has not been included as they were anti-dilutive. The weighted-average share amount excluded for convertible notes totaled 483,481 shares.

29. SUPPLEMENTARY DATA – QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(All amounts in thousands, except per share data)

Quarter ended	March 31	June 30	September 30	December 31	Year ended December 31
2010					
Net sales	$196,448	$229,656	$222,818	$232,669	$881,591
Gross profit (loss)	26,087	33,903	27,946	25,993 (a)	113,929
Net income (loss)	2,078	4,569	4,015	(10,304) (b)	358
Per share amounts:					
Basic	.06	.13	.12	(.29) (b)	.01 (c)
Diluted	.06	.12	.11	(.29) (b)	.01 (c)
2009					
Net sales	$232,604	$206,983	$141,496	$146,516	$727,599
Gross profit (loss)	30,063	29,746	(3,030)	(814)	55,965
Net income (loss)	7,041	5,910	(11,113)	(26,483) (d)	(24,645)
Per share amounts:					
Basic	.20	.17	(.32)	(.76) (d)	(.71)
Diluted	.20	.17	(.32)	(.76) (d)	(.71)

(a) Inventory reserves of $5.1 million for certain large earthmoving/construction tires were included in the quarter ended December 31, 2010.

(b) Loss on note repurchase of $11.4 million was included in the quarter ended December 31, 2010.

(c) As a result of changes in outstanding share balances and dilution factors, year-end per share amounts do not agree to the sum of the quarters.

(d) Noncash goodwill impairment charge of $11.7 million was included in the quarter ended December 31, 2009.

30. SUBSIDIARY GUARANTOR FINANCIAL INFORMATION

The Company's 8% senior unsecured notes and 5.625% convertible senior subordinated notes are guaranteed by each of Titan's current and future wholly owned domestic subsidiaries other than its immaterial subsidiaries (subsidiaries with total assets less than $250,000 and total revenues less than $250,000.) The note guarantees are full and unconditional, joint and several obligations of the guarantors. Non-guarantors consist primarily of foreign subsidiaries of the Company, which are organized outside the United States of America. The following condensed consolidating financial statements are presented using the equity method of accounting.

Consolidating Condensed Statements of Operations
Year Ended December 31, 2010

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 0	$ 881,591	$ 0	$ 0	$ 881,591
Cost of sales	2,340	765,322	0	0	767,662
Gross profit (loss)	(2,340)	116,269	0	0	113,929
Selling, general and administrative expenses	27,400	30,114	51	0	57,565
Research and development expenses	0	6,317	0	0	6,317
Royalty expense	0	9,263	0	0	9,263
Income (loss) from operations	(29,740)	70,575	(51)	0	40,784
Interest expense	(26,667)	0	0	0	(26,667)
Loss on note repurchase	(14,573)	0	0	0	(14,573)
Other income	921	183	1	0	1,105
Income (loss) before income taxes	(70,059)	70,758	(50)	0	649
Income tax provision (benefit)	(31,409)	31,723	(23)	0	291
Equity in earnings of subsidiaries	39,008	0	0	(39,008)	0
Net income (loss)	$ 358	$ 39,035	$ (27)	$ (39,008)	$ 358

Consolidating Condensed Statements of Operations
Year Ended December 31, 2009

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 0	$ 727,599	$ 0	$ 0	$ 727,599
Cost of sales	(6)	671,640	0	0	671,634
Gross profit	6	55,959	0	0	55,965
Selling, general and administrative expenses	16,549	30,093	92	0	46,734
Research and development expenses	67	8,783	0	0	8,850
Royalty expense	0	7,573	0	0	7,573
Noncash goodwill impairment charge	0	11,702	0	0	11,702
Loss from operations	(16,610)	(2,192)	(92)	0	(18,894)
Interest expense	(16,246)	0	0	0	(16,246)
Gain on note repurchase	1,398	0	0	0	1,398
Other income	1,452	288	0	0	1,740
Loss before income taxes	(30,006)	(1,904)	(92)	0	(32,002)
Income tax benefit	(6,897)	(439)	(21)	0	(7,357)
Equity in earnings of subsidiaries	(1,536)	0	0	1,536	0
Net income (loss)	$ (24,645)	$ (1,465)	$ (71)	$ 1,536	$ (24,645)

Consolidating Condensed Statements of Operations
Year Ended December 31, 2008

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 0	$ 1,036,700	$ 0	$ 0	$ 1,036,700
Cost of sales	(922)	897,908	0	0	896,986
Gross profit	922	138,792	0	0	139,714
Selling, general and administrative expenses	20,332	33,251	78	0	53,661
Research and development expenses	17	3,473	0	0	3,490
Royalty expense	0	9,242	0	0	9,242
Income (loss) from operations	(19,427)	92,826	(78)	0	73,321
Interest expense	(15,122)	0	0	0	(15,122)
Noncash Titan Europe Plc charge	(37,698)	0	0	0	(37,698)
Other income (expense)	832	(33)	1,710	0	2,509
Income (loss) before income taxes	(71,415)	92,793	1,632	0	23,010
Income tax provision (benefit)	(30,024)	39,011	686	0	9,673
Equity in earnings of subsidiaries	54,728	0	0	(54,728)	0
Net income	$ 13,337	$ 53,782	$ 946	$ (54,728)	$ 13,337

Consolidating Condensed Balance Sheets
December 31, 2010

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 239,362	$ 6	$ 132	$ 0	$ 239,500
Accounts receivable	0	89,004	0	0	89,004
Inventories	0	127,982	0	0	127,982
Prepaid and other current assets	14,732	16,722	0	0	31,454
Total current assets	254,094	233,714	132	0	487,940
Property, plant and equipment, net	7,678	240,376	0	0	248,054
Investment in subsidiaries	39,465	0	0	(39,465)	0
Other assets	22,183	6,600	22,693	0	51,476
Total assets	$ 323,420	$ 480,690	$ 22,825	$ (39,465)	$ 787,470
Liabilities and Stockholders' Equity					
Accounts payable	$ 1,406	$ 33,875	$ 0	$ 0	$ 35,281
Other current liabilities	16,066	41,006	0	0	57,072
Total current liabilities	17,472	74,881	0	0	92,353
Long-term debt	373,564	0	0	0	373,564
Other long-term liabilities	9,161	34,077	0	0	43,238
Intercompany accounts	(355,092)	363,800	(8,708)	0	0
Stockholders' equity	278,315	7,932	31,533	(39,465)	278,315
Total liabilities and stockholders' equity	$ 323,420	$ 480,690	$ 22,825	$ (39,465)	$ 787,470

Consolidating Condensed Balance Sheets
December 31, 2009

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 229,004	$ 11	$ 167	$ 0	$ 229,182
Accounts receivable	(201)	67,714	0	0	67,513
Inventories	0	110,136	0	0	110,136
Prepaid and other current assets	19,857	18,528	0	0	38,385
Total current assets	248,660	196,389	167	0	445,216
Property, plant and equipment, net	7,602	246,859	0	0	254,461
Investment in subsidiaries	10,748	0	0	(10,748)	0
Other assets	23,870	6,460	6,456	0	36,786
Total assets	$ 290,880	$ 449,708	$ 6,623	$ (10,748)	$ 736,463
Liabilities and Stockholders' Equity					
Accounts payable	$ 1,086	$ 23,160	$ 0	$ 0	$ 24,246
Other current liabilities	8,288	37,538	0	0	45,826
Total current liabilities	9,374	60,698	0	0	70,072
Long-term debt	366,300	0	0	0	366,300
Other long-term liabilities	5,574	32,564	0	0	38,138
Intercompany accounts	(352,321)	377,281	(24,960)	0	0
Stockholders' equity	261,953	(20,835)	31,583	(10,748)	261,953
Total liabilities and stockholders' equity	$ 290,880	$ 449,708	$ 6,623	$ (10,748)	$ 736,463

Consolidating Condensed Statements of Cash Flows
Year Ended December 31, 2010

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by (used for) operating activities	$ 28,158	$ 22,588	$ (35)	$ 50,711
Cash flows from investing activities:				
Capital expenditures	(6,155)	(22,699)	0	(28,854)
Other, net	0	106	0	106
Net cash used for investing activities	(6,155)	(22,593)	0	(28,748)
Cash flows from financing activities:				
Proceeds from borrowings	200,000	0	0	200,000
Repurchase of senior notes	(206,166)	0	0	(206,166)
Proceeds from exercise of stock options	285	0	0	285
Payment of financing fees	(5,057)	0	0	(5,057)
Other, net	(707)	0	0	(707)
Net cash used for financing activities	(11,645)	0	0	(11,645)
Net increase (decrease) in cash and cash equivalents	10,358	(5)	(35)	10,318
Cash and cash equivalents, beginning of period	229,004	11	167	229,182
Cash and cash equivalents, end of period	$ 239,362	$ 6	$ 132	$ 239,500

Consolidating Condensed Statements of Cash Flows
Year Ended December 31, 2009

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by (used for) operating activities	$ 36,592	$ 35,742	$ (21)	$ 72,313
Cash flows from investing activities:				
Capital expenditures	(2,704)	(36,833)	0	(39,537)
Acquisition of shares of Titan Europe Plc	0	0	(2,399)	(2,399)
Other, net	0	1,042	0	1,042
Net cash used for investing activities	(2,704)	(35,791)	(2,399)	(40,894)
Cash flows from financing activities:				
Proceeds from borrowings	172,500	0	0	172,500
Repurchase of senior notes	(4,726)	0	0	(4,726)
Payment on debt	(25,000)	0	0	(25,000)
Proceeds from exercise of stock options	1,142	0	0	1,142
Payment of financing fees	(7,107)	0	0	(7,107)
Other, net	(704)	0	0	(704)
Net cash provided by financing activities	136,105	0	0	136,105
Net increase (decrease) in cash and cash equivalents	169,993	(49)	(2,420)	167,524
Cash and cash equivalents, beginning of period	59,011	60	2,587	61,658
Cash and cash equivalents, end of period	$ 229,004	$ 11	$ 167	$ 229,182

Consolidating Condensed Statements of Cash Flows
Year Ended December 31, 2008

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by (used for) operating activities	$ (25,759)	$ 75,319	$ 1,610	$ 51,170
Cash flows from investing activities:				
Capital expenditures	(4,534)	(75,419)	0	(79,953)
Other, net	7	97	0	104
Net cash used for investing activities	(4,527)	(75,322)	0	(79,849)
Cash flows from financing activities:				
Proceeds on revolving credit facility	25,000	0	0	25,000
Proceeds from exercise of stock options	3,536	0	0	3,536
Excess tax benefit from stock options exercised	4,131	0	0	4,131
Other, net	(655)	0	0	(655)
Net cash provided by financing activities	32,012	0	0	32,012
Net increase (decrease) in cash and cash equivalents	1,726	(3)	1,610	3,333
Cash and cash equivalents, beginning of year	57,285	63	977	58,325
Cash and cash equivalents, end of year	$ 59,011	$ 60	$ 2,587	$ 61,658

31. SUBSIDIARY GUARANTOR FINANCIAL INFORMATION

The Company's 7.875% senior secured notes are guaranteed by the following subsidiaries of the Company: Titan Tire Corporation, Titan Wheel Corporation of Illinois, Titan Tire Corporation of Freeport, and Titan Tire Corporation of Bryan. The note guarantees are full and unconditional, joint and several obligations of the guarantors. The following condensed consolidating financial statements are presented using the equity method of accounting. Certain sales & marketing expenses recorded by non-guarantor subsidiaries have not been allocated to the guarantor subsidiaries.

Consolidating Condensed Statements of Operations
Year Ended December 31, 2010

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 0	$ 863,575	$ 18,016	$ 0	$ 881,591
Cost of sales	2,340	742,380	22,942	0	767,662
Gross profit (loss)	(2,340)	121,195	(4,926)	0	113,929
Selling, general and administrative expenses	27,400	8,491	21,674	0	57,565
Research and development expenses	0	6,190	127	0	6,317
Royalty expense	0	9,263	0	0	9,263
Income (loss) from operations	(29,740)	97,251	(26,727)	0	40,784
Interest expense	(26,667)	0	0	0	(26,667)
Loss on note repurchase	(14,573)	0	0	0	(14,573)
Other income	921	59	125	0	1,105
Income (loss) before income taxes	(70,059)	97,310	(26,602)	0	649
Income tax provision (benefit)	(31,409)	43,631	(11,931)	0	291
Equity in earnings of subsidiaries	39,008	(272)	272	(39,008)	0
Net income (loss)	$ 358	$ 53,407	$ (14,399)	$ (39,008)	$ 358

Consolidating Condensed Statements of Operations
Year Ended December 31, 2009

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 0	$ 713,487	$ 14,112	$ 0	$ 727,599
Cost of sales	(6)	650,820	20,820	0	671,634
Gross profit (loss)	6	62,667	(6,708)	0	55,965
Selling, general and administrative expenses	16,549	9,719	20,466	0	46,734
Research and development expenses	67	8,616	167	0	8,850
Royalty expense	0	7,573	0	0	7,573
Noncash goodwill impairment charge	0	0	11,702	0	11,702
Income (loss) from operations	(16,610)	36,759	(39,043)	0	(18,894)
Interest expense	(16,246)	0	0	0	(16,246)
Gain on note repurchase	1,398	0	0	0	1,398
Other income	1,452	125	163	0	1,740
Income (loss) before income taxes	(30,006)	36,884	(38,880)	0	(32,002)
Income tax provision (benefit)	(6,897)	8,479	(8,939)	0	(7,357)
Equity in earnings of subsidiaries	(1,536)	(635)	4,233	(2,062)	0
Net income (loss)	$ (24,645)	$ 27,770	$ (25,708)	$ (2,062)	$ (24,645)

Consolidating Condensed Statements of Operations
Year Ended December 31, 2008

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 0	$ 1,013,881	$ 22,819	$ 0	$ 1,036,700
Cost of sales	(922)	873,439	24,469	0	896,986
Gross profit (loss)	922	140,442	(1,650)	0	139,714
Selling, general and administrative expenses	20,332	10,543	22,786	0	53,661
Research and development expenses	17	3,472	1	0	3,490
Royalty expense	0	9,242	0	0	9,242
Income (loss) from operations	(19,427)	117,185	(24,437)	0	73,321
Interest expense	(15,122)	0	0	0	(15,122)
Noncash Titan Europe Plc charge	(37,698)	0	0	0	(37,698)
Other income (expense)	832	(267)	1,944	0	2,509
Income (loss) before income taxes	(71,415)	116,918	(22,493)	0	23,010
Income tax provision (benefit)	(30,024)	49,152	(9,455)	0	9,673
Equity in earnings of subsidiaries	54,728	(1,062)	32,200	(85,866)	0
Net income	$ 13,337	$ 66,704	$ 19,162	$ (85,866)	$ 13,337

Consolidating Condensed Balance Sheets
December 31, 2010

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 239,362	$ 3	$ 135	$ 0	$ 239,500
Accounts receivable	0	85,335	3,669	0	89,004
Inventories	0	113,104	14,878	0	127,982
Prepaid and other current assets	14,732	15,937	785	0	31,454
Total current assets	254,094	214,379	19,467	0	487,940
Property, plant and equipment, net	7,678	218,999	21,377	0	248,054
Investment in subsidiaries	39,465	9,057	10	(48,532)	0
Other assets	22,183	869	28,424	0	51,476
Total assets	$ 323,420	$ 443,304	$ 69,278	$ (48,532)	$ 787,470
Liabilities and Stockholders' Equity					
Accounts payable	$ 1,406	$ 32,305	$ 1,570	$ 0	$ 35,281
Other current liabilities	16,066	38,689	2,317	0	57,072
Total current liabilities	17,472	70,994	3,887	0	92,353
Long-term debt	373,564	0	0	0	373,564
Other long-term liabilities	9,161	28,083	5,994	0	43,238
Intercompany accounts	(355,092)	110,361	244,731	0	0
Stockholders' equity	278,315	233,866	(185,334)	(48,532)	278,315
Total liabilities and stockholders' equity	$ 323,420	$ 443,304	$ 69,278	$ (48,532)	$ 787,470

Consolidating Condensed Balance Sheets
December 31, 2009

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 229,004	$ 8	$ 170	$ 0	$ 229,182
Accounts receivable	(201)	65,533	2,181	0	67,513
Inventories	0	92,116	18,020	0	110,136
Prepaid and other current assets	19,857	17,881	647	0	38,385
Total current assets	248,660	175,538	21,018	0	445,216
Property, plant and equipment, net	7,602	222,184	24,675	0	254,461
Investment in subsidiaries	10,748	9,057	10	(19,815)	0
Other assets	23,870	760	12,156	0	36,786
Total assets	$ 290,880	$ 407,539	$ 57,859	$ (19,815)	$ 736,463
Liabilities and Stockholders' Equity					
Accounts payable	$ 1,086	$ 22,248	$ 912	$ 0	$ 24,246
Other current liabilities	8,288	35,817	1,721	0	45,826
Total current liabilities	9,374	58,065	2,633	0	70,072
Long-term debt	366,300	0	0	0	366,300
Other long-term liabilities	5,574	26,475	6,089	0	38,138
Intercompany accounts	(352,321)	128,302	224,019	0	0
Stockholders' equity	261,953	194,697	(174,882)	(19,815)	261,953
Total liabilities and stockholders' equity	$ 290,880	$ 407,539	$ 57,859	$ (19,815)	$ 736,463

Consolidating Condensed Statements of Cash Flows
Year Ended December 31, 2010

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by operating activities	$ 28,158	$ 21,809	$ 744	$ 50,711
Cash flows from investing activities:				
Capital expenditures	(6,155)	(21,865)	(834)	(28,854)
Other, net	0	51	55	106
Net cash used for investing activities	(6,155)	(21,814)	(779)	(28,748)
Cash flows from financing activities:				
Proceeds from borrowings	200,000	0	0	200,000
Repurchase of senior notes	(206,166)	0	0	(206,166)
Proceeds from exercise of stock options	285	0	0	285
Payment of financing fees	(5,057)	0	0	(5,057)
Other, net	(707)	0	0	(707)
Net cash used for financing activities	(11,645)	0	0	(11,645)
Net increase (decrease) in cash and cash equivalents	10,358	(5)	(35)	10,318
Cash and cash equivalents, beginning of period	229,004	8	170	229,182
Cash and cash equivalents, end of period	$ 239,362	$ 3	$ 135	$ 239,500

Consolidating Condensed Statements of Cash Flows
Year Ended December 31, 2009

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by (used for) operating activities	$ 36,592	$ 35,986	$ (265)	$ 72,313
Cash flows from investing activities:				
Capital expenditures	(2,704)	(36,061)	(772)	(39,537)
Acquisition of shares of Titan Europe Plc	0	0	(2,399)	(2,399)
Other, net	0	25	1,017	1,042
Net cash used for investing activities	(2,704)	(36,036)	(2,154)	(40,894)
Cash flows from financing activities:				
Proceeds from borrowings	172,500	0	0	172,500
Repurchase of senior notes	(4,726)	0	0	(4,726)
Payment on debt	(25,000)	0	0	(25,000)
Proceeds from exercise of stock options	1,142	0	0	1,142
Payment of financing fees	(7,107)	0	0	(7,107)
Other, net	(704)	0	0	(704)
Net cash provided by financing activities	136,105	0	0	136,105
Net increase (decrease) in cash and cash equivalents	169,993	(50)	(2,419)	167,524
Cash and cash equivalents, beginning of period	59,011	58	2,589	61,658
Cash and cash equivalents, end of period	$ 229,004	$ 8	$ 170	$ 229,182

Consolidating Condensed Statements of Cash Flows
Year Ended December 31, 2008

(Amounts in thousands)

	Titan Intl., Inc. (Parent)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by (used for) operating activities	$ (25,759)	$ 73,451	$ 3,478	$ 51,170
Cash flows from investing activities:				
Capital expenditures	(4,534)	(73,461)	(1,958)	(79,953)
Other, net	7	6	91	104
Net cash used for investing activities	(4,527)	(73,455)	(1,867)	(79,849)
Cash flows from financing activities:				
Proceeds on revolving credit facility	25,000	0	0	25,000
Proceeds from exercise of stock options	3,536	0	0	3,536
Excess tax benefit from stock options exercised	4,131	0	0	4,131
Other, net	(655)	0	0	(655)
Net cash provided by financing activities	32,012	0	0	32,012
Net increase (decrease) in cash and cash equivalents	1,726	(4)	1,611	3,333
Cash and cash equivalents, beginning of year	57,285	62	978	58,325
Cash and cash equivalents, end of year	$ 59,011	$ 58	$ 2,589	$ 61,658

TITAN INTERNATIONAL, INC.

SCHEDULE II – VALUATION RESERVES

Description	Balance at beginning of year	Additions to costs and expenses	Deductions	Balance at end of year
Year ended December 31, 2010				
Reserve deducted in the balance sheet from the assets to which it applies				
Allowance for doubtful accounts	$3,958,000	$ 255,000	$ (324,000)	$3,889,000
Allowance for inventory obsolescence	$2,296,000	$ 5,294,000	$ (222,000)	$7,368,000
Year ended December 31, 2009				
Reserve deducted in the balance sheet from the assets to which it applies				
Allowance for doubtful accounts	$6,639,000	$ 1,248,000	$(3,929,000)	$3,958,000
Allowance for inventory obsolescence	$3,818,000	$ (991,000)	$ (531,000)	$2,296,000
Year ended December 31, 2008				
Reserve deducted in the balance sheet from the assets to which it applies				
Allowance for doubtful accounts	$5,258,000	$ 1,489,000	$ (108,000)	$6,639,000
Allowance for inventory obsolescence	$4,671,000	$ (162,000)	$ (691,000)	$3,818,000

TITAN INTERNATIONAL, INC.
SUBSIDIARIES

Name	Jurisdiction of Incorporation
Automotive Wheels, Inc.	California
Dico, Inc.	Delaware
Dyneer Corporation	Delaware
Titan Tire Corporation	Illinois
Titan Tire Corporation of Bryan	Ohio
Titan Tire Corporation of Freeport	Illinois
Titan Tire Corporation of Natchez	Mississippi
Titan Tire Corporation of Texas	Texas
Titan Wheel Corporation of Illinois	Illinois
Titan Wheel Corporation of Iowa	Iowa
Titan Wheel Corporation of South Carolina	South Carolina
Titan Wheel Corporation of Virginia	Virginia

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-71788 and No. 33-80306) of Titan International, Inc. of our report dated February 23, 2011 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K. We also consent to the reference to us under the heading "Selected Financial Data" in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
St. Louis, MO
February 23, 2011

CERTIFICATION

I, Maurice M. Taylor Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Titan International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2011 **By:** /s/ MAURICE M. TAYLOR JR.

Maurice M. Taylor Jr.
Chief Executive Officer and Chairman
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Paul G. Reitz, certify that:

1. I have reviewed this annual report on Form 10-K of Titan International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2011 **By:** /s/ PAUL G. REITZ

Paul G. Reitz
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32

CERTIFICATION

In connection with the Annual Report of Titan International, Inc. on Form 10-K for the period ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned hereby certifies that, to the best of their knowledge, this Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

TITAN INTERNATIONAL, INC.
(Registrant)

Date: February 23, 2011

By: /s/ MAURICE M. TAYLOR JR.
Maurice M. Taylor Jr.
Chairman and Chief Executive Officer
(Principal Executive Officer)

By: /s/ PAUL G. REITZ
Paul G. Reitz
Chief Financial Officer
(Principal Financial Officer)

STOCKHOLDER INFORMATION

Annual Meeting of Stockholders

Thursday, May 12, 2011
11 a.m. Eastern Time
The Henry, 300 Town Center Drive
Dearborn, Michigan 48126


TITAN

Stockholder Information: (877) 237-6882
Web site: www.bnymellon.com/shareowner/isd

COMMON STOCK DATA

Titan's common stock is listed and traded on the New York Stock Exchange under the symbol TWI.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101

TRANSFER AGENT AND REGISTRAR FOR COMMON STOCK

BNY Mellon Shareowner Services
PO Box 358015
Pittsburgh, PA 15252-8015

Physical address:
480 Washington Blvd.
Jersey City, NJ 07310-1900

INVESTOR INFORMATION

Securities analysts, portfolio managers and representatives of financial institutions seeking financial information may contact:

Titan International, Inc.
c/o Investor Relations
2701 Spruce Street
Quincy, IL 62301
(217) 228-6011

Investor and governance information is also available through the company's Web site, www.titan-intl.com.

BOARD CONTACT INFORMATION

Written correspondence for any member of Titan's Board of Directors may be sent to their attention:

Titan International, Inc.
c/o Corporate Secretary
2701 Spruce Street
Quincy, IL 62301

Certifications

The Company has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, the certifications of its Principal Executive Officer and Principal Financial Officer required by Section 302 of the Sarbanes-Oxley Act. During fiscal 2010, the Company submitted to the New York Stock Exchange the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Concerning Forward-Looking Statements

This Annual Report and Form 10-K contain forward-looking statements, including statements regarding, among other items, (i) anticipated trends in the Company's business, (ii) future expenditures for capital projects, (iii) the Company's ability to continue to control costs and maintain quality, (iv) ability to meet financial covenants and conditions of loan agreements, (v) the Company's business strategies, including its intention to introduce new products, (vi) expectations concerning the performance and success of the Company's existing and new products and (vii) the Company's intention to consider and pursue acquisitions and divestiture opportunities. Readers of this Annual Report and Form 10-K should understand that these forward-looking statements are based on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control.

Actual results could differ materially from these forward-looking statements as a result of certain factors, including, (i) the effect of a recession on the Company and its customers and suppliers, (ii) changes in the Company's end-user markets as a result of world economic or regulatory influences, (iii) changes in the marketplace, including new products and pricing changes by the Company's competitors, (iv) ability to maintain satisfactory labor relations, which may be affected by the closing of some facilities, (v) unfavorable outcomes of legal proceedings, (vi) availability and price of raw materials, (vii) levels of operating efficiencies, (viii) unfavorable product liability and warranty claims, (ix) actions of domestic and foreign governments, (x) results of investments, (xi) fluctuations in currency translations, (xii) ability to secure financing at reasonable terms, (xiii) laws and regulations related to climate change, and (xiv) risks associated with environmental laws and regulations. Any changes in such factors could lead to significantly different results. The Company cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to transpire. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on the Company's ability to achieve the results as indicated in forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this document will in fact transpire.

Titan International, Inc.

CORPORATE HEADQUARTERS

2701 Spruce Street

Quincy, IL 62301

217.228.6011

www.titan-intl.com


TITAN


SINCE 1898
GOODYEAR
FARM TIRES
MADE BY TITAN


TWI
LISTED
NYSE